FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 23, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59

Corporate Registry (NIRE): 35.300.326.237

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON OCTOBER 22, 2025

1 DATE, TIME AND PLACE: The Annual and Extraordinary General Shareholders’ Meeting (“Meeting”) was held, on first call, on October 22, 2025, at 12:00 a.m., exclusively by digital means, through the “Ten Meetings” electronic platform, according to the prerogative provided for in article 124, paragraph 2-A, of Law No. 6,404, dated December 15, 1976 (“Law No. 6,404/76”), governed by CVM Resolution No. 81, dated March 29, 2022 (“CVM Resolution No. 81”), taken as being held at the headquarters of BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, located in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500 (“Company”).

2 CALL NOTICE: Pursuant to item II of the first paragraph of article 124, and article 289 of Law No. 6,404/76, the call notice regarding first call was published on the newspaper “O Estado de S. Paulo” on September 22, 23 and 24, 2025, on pages B11, B7 and B9, respectively, and was simultaneously published on the newspaper’s website.

3 LEGAL PUBLICATIONS: The Management Report and the Financial Statements of the Company, accompanied by the Independent Auditors’ Report and the opinions of the Fiscal Council and the Audit Committee, for the fiscal year ended June 30, 2025, were published, in a summarized version, in the newspaper “O Estado de S. Paulo,” in its edition of September 19, 2025, on pages B3 to B4, with simultaneous disclosure of the full version on the website of the same newspaper, in accordance with Article 289, I, of the Brazilian Corporate Law. Additionally, all documents and information related to the items on the agenda were made available to shareholders on September 22, 2025, at the Company’s headquarters and on the Company’s website and investors’ relations (ri.brasil-agro.com), the CVM website (gov.br/cvm), and the B3 website (b3.com.br), in accordance with the Brazilian Corporate Law, CVM Resolution 81, and CVM Resolution No. 80, dated March 29, 2022, as amended.

4 ATTENDANCE: Shareholders representing: (i) 72.89% of the Company’s share capital in the Ordinary General Meeting; and (ii) 72.92% of the Company’s share capital in the Extraordinary General Meeting were present, according to valid remote voting ballots considered by the Company and the registration of attendance in the remote participation and voting system, as provided by Article 47, items II and III, respectively, of CVM Resolution 81, there being, therefore, sufficient quorum for regular installation. The presence of (i) Mr. André Guillaumon and Mr. Gustavo Javier Lopez, as representatives of the Company’s management; (ii) of Mr. Ivan Luvisotto Alexandre, as a representative of the Company’s Fiscal Council; (iii) Mr. Fabiano Nunes Ferrari, as a representative of the Company’s Audit Committee; and (iv) Mr. Emerson Macedo and Mr Leika Ikeda, as representatives of PricewaterhouseCoopers, the Company’s independent auditor, was also recorded.

5 PRESIDING MEMBERS: President: Alejandro Gustavo Elsztain; and Secretary: Fernando Amendola.

6 AGENDA: (A) At the Annual Shareholders’ Meeting: (i) to examine the management accounts, analyze, discuss and vote on the Management’s Annual Report and the Company’s Financial Statements, including the Independent Auditors’ opinion and the Fiscal Council Report, relating to the fiscal year ended on June 30, 2025; (ii) to resolve on the allocation of net profits reported for the fiscal year ended on June 30, 2025, and the declaration of dividends based on the balance of statutory profit reserve; (iii) to resolve on determining the number of members to compose the Company’s Board of Directors for the next term of office, pursuant to the Company’s Bylaws; (iv) to resolve on the election of the effective and alternate members of the Company’s Board of Directors; (v) to resolve on determining the number of members to compose the Company’s Fiscal Council for the next term of office, pursuant to the Company’s Bylaws; (vi) to resolve on the election of the effective and alternate members of the Company’s Fiscal Council; (vii) to resolve on determining the compensation of the members of the Company’s Fiscal Council; and (viii) to resolve on determining the global limit of compensation for the Company’s management for the fiscal year beginning on July 1, 2025; and (B) At the Extraordinary General Shareholders’ Meeting: (i) to resolve on the proposal to amend Article 6 and Article 44, Paragraph 7, of the Company’s Bylaws and its subsequent consolidation.

7 RESOLUTIONS: Upon the beginning of the meeting, the Vice-President of the Board (i) proposed and it was approved, by unanimous vote of the attending shareholders, that the minutes of the Shareholders’ meeting would be drawn up as a summary of the facts, comprising only the transcription of resolutions passed, and the publication thereof without the signatures of all shareholders, pursuant to paragraph 1 of article 130 of Law No. 6,404/76, and paragraph 5, article 10 of the Company’s Bylaws; (ii) clarified that the documents or proposals, explanations of vote, protests or dissent on the matters to be resolved on should be submitted in writing to the Presiding Members, who, for the purpose thereof, would be represented by the Secretary of the Meeting; and (iii) the reading of the documents concerning the matters to be resolved at this Annual and Extraordinary General Shareholders’ Meeting was waived by those attending by unanimous vote, since the shareholders had total knowledge thereof.

After due examining and discussing the matters on the agenda, the shareholders resolved the following:

A. At the Annual Shareholders’ Meeting:

(i) To approve, by the majority of the votes of the attending shareholders, without any caveats or restrictions, with the abstention of those legally prevented, the Management’s Annual Report and the Financial Statements, including the Independent Auditors’ Opinion and the Fiscal Council’s Opinion, all related to the fiscal year ended on June 30, 2025.

Abstentions: 24,481,359 shares

Approved by: 48,128,767 votes

Not approved by: 4,367 votes

(ii) To approve, by the majority of the votes of the attending shareholders, the Management’s Proposal for the net income regarding the fiscal year ended on June 30, 2025, in the amount of one hundred thirty-eight million, nineteen thousand, ninety-eight Brazilian reais and eighty cents(BRL 138.019.098,80) (“Net Profits”), to be allocated as follows:

(BRL)
Net income for the fiscal year	138.019.098,80
(-) Constitution of legal reserve (5% of net profits)	(6,900,954.94)
Adjusted net income	131,118,143.86
(-) Mandatory dividends – 32.20% of adjusted net income	(32,779,535.97)
(-) Proposed additional dividends – 57,20% of adjusted net income	(42,220,464.03)
Proposed dividends on income	(75.000.000,00)
Allocation to investment and expansion reserve	56,118,143.86

LEGAL RESERVE: Pursuant to Article 193 of the Brazilian Corporations Law, 5% of Net Income, amounting to six million, nine hundred thousand, nine hundred and fifty-four Brazilian reais and ninety-four cents (BRL 6,900,954.94), shall be allocated to the formation of the Legal Reserve.

DIVIDENDS: Pursuant to Article 37 of the Company’s Bylaws and Articles 201 and 202 of the Brazilian Corporations Law, dividends in the total seventy-five million Brazilian reais (BRL 75,000,000.00) will be distributed to holders of the Company’s common shares, based on net income for the fiscal year ended on June 30, 2025, corresponding as of June 30, 2025, to BRL 0.75289521 per share, disregarding treasury shares, comprising: (i) thirty-two million, seven hundred and seventy-nine thousand, five hundred and thirty-five Brazilian reais and ninety-seven cents (BRL 32,779,535.97) as mandatory dividends and (ii) forty-two million, two hundred and twenty thousand, four hundred and sixty-four Brazilian reais and four cents (BRL 42,220,464.04) as additional dividends. Payment of dividends must be made within 60 days from their declaration date at the Annual General Meeting. Dividends will be paid to shareholders holding a position in the Company’s stock at the end of trading session on the AGM-EGM date, with Company shares trading “ex” dividends from the following business day (i.e., October 23, 2025) onward. Declared dividend amounts shall not be subject to monetary adjustment or remuneration between the declaration and effective payment date. Dividends are also exempt from Income Tax, pursuant to Article 10 of Law No. 9,249/95 and Article 72 of Law No. 12,973/14.

INVESTMENT AND EXPANSION RESERVE: The remaining balance of Adjusted Net Income, pursuant to Article 35, item c of the Bylaws, amounting to fifty-six million, one hundred and eighteen thousand, one hundred and forty-three Brazilian reais and eighty-six cents (BRL 56,118,143.86), will be allocated to the Investment and Expansion Reserve, intended for investments aimed at expanding the Company’s activities, property investments, and the acquisition of new properties for growth purposes, as well as infrastructure investments to increase the Company’s production capacity. The Investment and Expansion Reserve may serve as backing for the Company’s acquisition of its own shares, in accordance with the terms and conditions of a share buyback program approved by the Board of Directors.

Abstentions: 13,879,472 shares

Approved by: 58,729,982 votes

Not approved by: 5,039 votes

(iii) To approve, by the majority vote of the shareholders present, the determination of the number of members who will participate in the Board of Directors in the next term of office in nine (9) sitting members.

Abstentions: 13,905,172 shares

Approved by: 58,698,341 votes

Not approved by: 10,980 votes

(iv) To approve, by majority vote of the shareholders present,

(a) the election, for the positions of sitting members of the Company’s Board of Directors for a unified term of office that will end at the Annual Shareholders’ Meeting which will resolve on the Company’s financial statements for the fiscal year ending on June 30, 2025, of the following candidates:

(i) Eduardo Sergio Elsztain, Argentine, married, businessman, registered with the Brazilian Individual Taxpayer Registry under No. 227.243.648-05, holder of Argentine passport No. 14.014.114N, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500;

(ii) Alejandro Gustavo Elsztain, Argentine, divorced, agricultural engineer, registered with the Brazilian Individual Taxpayer Registry under No. 232.445.688-58, holder of Argentine passport No. 17.737.414N, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500;

(iii) Saul Zang, Argentine, married, attorney, registered with the Brazilian Individual Taxpayer Registry under No. 214.607.828-60, holder of Argentine passport No. AAC587978, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500;

(iv) Alejandro Gustavo Casaretto, Argentine, married, agricultural engineer, holder of Argentine passport No. AAB076925, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500;

(v) Matias Ivan Gaivironski, Argentine, married, agricultural engineer, holder of Argentine passport No. AAH399718, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500:

(vi) João de Almeida Sampaio Filho, Brazilian, married, economist, holder of Identity Card No. 9.559.456, registered with the Brazilian Individual Taxpayer Registry under No. 071.526.218-10, residing in the city of São Paulo, State of São Paulo, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500;

(vii) Isaac Selim Sutton, Brazilian, married, economist, holder of Identity Card No. 7.386.118-2, registered with the Brazilian Individual Taxpayer Registry under No. 047.010.738-30, residing in the city of São Paulo, State of São Paulo, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500;

(viii) Eliane Aleixo Lustosa de Andrade, Brazilian, divorced, economist, holder of Identity Card No. 44.457.224, registered with the Brazilian Individual Taxpayer Registry under No. 783.519.367-15, residing in the city of Rio de Janeiro, State of Rio de Janeiro, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500; and

(ix) Isabella Saboya de Albuquerque, Brazilian, divorced, economist, holder of Identity Card No. 08.423.778-3, registered with the Brazilian Individual Taxpayer Registry under No. 017.919.007-55, residing in the city of Rio de Janeiro, State of Rio de Janeiro, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500.

(b) the election, for the positions of alternate members of the Company’s Board of Directors, for unified terms of office that will end at the Annual Shareholders’ Meeting which will resolve on the Company’s financial statements for the fiscal year ending on June 30, 2025, of the following candidates:

(i) Carolina Zang, Argentine, single, attorney, holder of Argentine passport No. AAE285337/AAI633725, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500, alternate in the event of vacancy or absence of the Board members referred to in items (a)(i) through (a)(iv) (included) above;

(ii) Miguel Falcón, Argentine, married, attorney, holder of Argentine passport No. AAH516038, residing in the city of Buenos Aires, Argentina, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500, alternate in the event of vacancy or absence of the Board member referred to in item (a)(v) above;

(iii) Ricardo de Santos Freitas, Brazilian, married, attorney, holder of Identity Card RG No. 14.546.235, registered with the Brazilian Individual Taxpayer Registry under No. 121.220.368-26, residing in the city of São Paulo, State of São Paulo, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500, alternate in the event of vacancy or absence of the Board members referred to in items (a)(vi) and (a)(vii) above; and

(iv) Janine Meira Souza Koppe Eiriz, Brazilian, married, administrator, holder of Identity Card No. 10.371.917-5, registered with the Brazilian Individual Taxpayer Registry under No. 038.039.037-00, residing in the city of Rio de Janeiro, State of Rio de Janeiro, with professional address in the city of São Paulo, state of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500, alternate in the event of vacancy or absence of the Board members referred to in items (a)(viii) and (a)(ix) above.

The directors elected herein: (i) had their respective resumes made available to the shareholders; and (ii) will take office, within the legal term, for a unified term of office until the Company’s Annual Shareholders’ Meeting which will resolve on the Company’s financial statements for the fiscal year ending on June 30, 2027, by signing their respective instruments of investiture, in accordance with the first paragraph of article 149 of Law No. 6,404/76, and must also comply with the provisions of the first paragraph of article 147 and of article 157 of Law No. 6,404/76, Exhibit K of CVM Resolution No. 80, dated March 29, 2022 and article 11 of CVM Resolution No. 44, dated August 23, 2021, being subject, for all purposes, to the arbitration clause provided for in article 53 of the Company’s Bylaws.

The sitting and alternate members of the Board of Directors, Eliane Aleixo Lustosa de Andrade, Isabella Saboya de Albuquerque, João de Almeida Sampaio Filho, Isaac Selim Sutton, Ricardo de Santos Freitase Janine Meira Souza Koppe Eiriz elected at this Meeting, are considered independent members of the Board of Directors for the purposes of the B3 Novo Mercado Regulations and first and second paragraphs of article 6 of Exhibit K of CVM Resolution No. 80, dated March 29, 2022. As mentioned in the Management Proposal, it is recorded that the Board of Directors received and reviewed the declarations of independence presented by the directors mentioned and agreed with the qualification of such candidates as independent for the purposes indicated above.

Abstentions: 13,936,925 shares

Approved by: 13,905,172 votes

Not approved by: 9,679,446 votes

(v) To approve, by majority vote of the shareholders present, the establishment of the number of members of the Company’s Fiscal Council for the next term as 3 (three) principal members and 3 (three) alternate members.

Abstentions: 13,907,007 shares

Approved by: 58,702,825 votes

Not approved by: 4.661 votes

(vi) To approve, by majority vote of the shareholders present, the election of the following candidates to the Fiscal Council:

(a) Ivan Luvisotto Alexandre, Brazilian, married, attorney, registered with the OAB/SP under No. 258.946, ID No. 29.023.152-8, CPF No. 307.599.448-06, with commercial address in São Paulo, State of São Paulo, at Rua Augusta, 1.819, 24th floor, CEP 01413-000, as effective member, and Luiz Fernando Oliveira Fernandes da Silva, Brazilian, single, attorney, ID No. 36.837.681-3 SSP/SP, CPF No. 419.963.598-00, residing in São Paulo, State of São Paulo, at Rua Costa, No. 52, apartment 92, Consolação, CEP 01304-010, as alternate member;

(b) Geraldo Affonso Ferreira Filho, Brazilian, married, economist, ID No. 8.761.758-4 (SSP/SP), CPF No. 064.409.028-65, residing in São Paulo, State of São Paulo, at Rua Pedroso Alvarenga, No. 771, apt. 11, Itaim Bibi, CEP 04531-002, as effective member; and Leonardo de Paiva Rocha, Brazilian, married, engineer, ID No. 2015468633 CREA/RJ, CPF No. 598.802.797-00, residing in São Paulo, State of São Paulo, at Rua Professor Eduardo Monteiro, No. 63, Morumbi, CEP 05614-120, as alternate member.

(c) Marcos Paulo Passoni, Brazilian, married, attorney, registered with the OAB/SP under No. 173.372, ID No. 21.992.195-7 SSP, CPF No. 121.746.898-63, with commercial address in São Paulo, State of São Paulo, at Rua dos Caetés, 878, apartment 111, as effective member, and Ariane Cristina Vilalta, Brazilian, single, attorney, ID No. 34.425.083-0 SSP/SP, CPF No. 328.312.748-42, residing in São Paulo, State of São Paulo, with office at Rua Augusta, 1819, 24th floor, Cerqueira Cesar, CEP 01413-000, as alternate member.

Abstentions: 13,924,583 shares

Approved by: 58,673,839 votes

Not approved by: 16,071 votes

The elected Fiscal Council members (i) meet the eligibility requirements under Articles 146 and 147 of the Brazilian Corporations Law and will sign their respective Terms of Investiture in the proper book at the first Fiscal Council meeting following this Meeting, subject to the arbitration clause in Article 51 of the Company’s Bylaws and (ii) hold a unified term of office, which will end at the Annual General Meeting that approves the Company’s financial statements for the fiscal year ended June 30, 2026.

(vii) To approve, by majority vote of the shareholders present, the compensation for the Company’s Fiscal Council for the fiscal year beggining on July 1, 2025, in the amount of three hundred eighty-six thousand, nine hundred eighty-seven Brazilian reais (BRL 386,987.00)

Abstentions: 13,924,727 shares

Approved by: 58,664,662 votes

Not approved by: 25,104 votes

(viii) To approve, by majority vote of the shareholders present, the proposal for a global limit on the annual compensation of the Company’s management for the fiscal year beginning on July 1, 2025, in the amount of seventeen million, eight hundred and ninety-six thousand, nine hundred and thirty-eight Brazilian reais (BRL 17,896,938.00)

Abstentions: 13,923,623 shares

Approved by: 42,112,069 votes

Not approved by: 16,578,801 votes

B. At the Extraordinary General Shareholders’ Meeting:

(i) To approve, by majority vote of the shareholders present, the amendment of Articles 6 and 44, paragraph 7th, of the Company’s Bylaws, and its subsequent consolidation.

Abstentions: 13,917,979 shares

Approved by: 50,434,807 votes

Not approved by: 8,288,534 votes

As a result of the amendment approved herein, article 6 of the Company’s Bylaws will come into force with the following wording:

“Article 6 – The Company’s capital stock, fully subscribed and paid-in, is of one billion, five hundred eighty-seven million, nine hundred eighty-seven thousand, six hundred sixty-five Brazilian Reais and seven cents (BRL 1,587,987,665.07), divided in one hundred two million, six hundred eighty-three thousand, four hundred forty-four (102,683,444) common shares, all nominative, book-entry and with no par value.”

As a result of the amendment approved herein, article 44, paragraph 7th, of the Company’s Bylaws will come into force with the following wording:

“Article 44

(…)

Paragraph 7 The obligations set forth in article 254-A of Corporation Law and Article 41 Article 43 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 of this Bylaws.”

As a result of the approved amendment, the consolidated Bylaws of the Company shall come into effect as per Exhibit I to these minutes.

8 CLOSING: There being no further matters to discuss, the meeting was closed and these minutes were drafted as summary, which, after being read and approved, were duly signed by all attending members.

9 SIGNATURES: President: Alejandro Gustavo Elsztain; and Secretary: Fernando Amendola.

10 SHAREHOLDERS ATTENDING THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING DIGITALLY: Alejandro Gustavo Elsztain, Gustavo Javier Lopez, André Guillaumon, Djone de Oliveira Goncalves, Representados por André Guillaumon: Elie Horn, Representados por Érico Lopes Tonussi: HELMIR S.A., CRESUD SOCIEDAD ANÓNIMA, COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA, CRESUD S.A.C.I.F.Y A., Representados por Ruan Alves Pires: TRONDHEIM FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, CHARLES RIVER FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, Representados por Christiano Marques de Godoy: THE BANK OF NEW YORK., HEPTAGON FUND ICAV – KOPERNIK GLOBAL ALL-CAP EQUITY FUND.

11 SHAREHOLDERS ATTENDING THE ANNUAL GENERAL MEETING VIA REMOTE VOTING BALLOT: PAULA JULIETA RAGNO, FAGNER MENDES, SERGIO FEIJÃO FILHO, SIDNEY SILVANE DOS SANTOS, BRUNO MENEZES PEREIRA, MARCELO SOARES DE OLIVEIRA, BRUNO HENRIQUE CAMPOS DORTA, WILIAN MOURA ROCHA, ANDREA REGINA ABRANTES GOMES, BRUNO GOMES FERREIRA, SONIA MARIA MATEUS DE JESUS, AGNALDO CUNHA, FERNANDO AGUILA PINHAL, ZENON MITSUSHIGUE KIMOTO, FRANCISCO DEIVITE PONTE DIAS, LUCIANA MARIA JORDAO INACIO, LUCIMAR MARIA CHACON RECHE, JOSIVALDO JOSE DOS ANJOS, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, ANDRE LUIS PAOLIELLO, ROMEU VALERIO KOWALSKI, LUCAS ORLANDO CRESPO, FERNANDO DE SA CAMARGO BARROS, MARCELO CERQUEIRA ALMEIDA, ALEXANDRE DOS SANTOS SILVA, BRASIL AGRONEGÓCIO – FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA, AGPJ FUNDO DE INVESTIMENTO FINANCEIRO EM ACOES, Julio Toledo Piza Neto, GABRIEL ALCANTARA PUNTEL FERREIRA, MARIZA MORAES DE CASTRO BECHARA, HENRIQUE SILVEIRA NETTO TRENTIN, JOSUE DA CONCEICAO GONCALVES DE LIMA, JOSE ROBERTO DE SIQUEIRA, DANILO ANDERSON DA CUNHA, EMILIO CARLOS RODRIGUEZ FAJIN, ROBSON ROBERTO RODRIGUES, FRANCISCO EDIME DA SILVA OLIVEIRA, GUSTAVO DE OLIVEIRA ROMUALDO DA SILVA, ELIANA LOPES DE MORAIS, MICHEL MARCELINO DA SILVA, JOSE GUILHERME FERRARI TREVISAN, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, EDUARDO DE LORENZO NOGUEIRA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, KOPERNIK GLOBAL ALL CAP FUND, ALEXANDRE LUIS BASSETO SCHERRER, CRISTHOPHER CASSIO MARTINS MEIRELES, HEDGE ALTERNATIVE INVESTMENTS MASTER FIMCP LTDA, HEDGE PREV ICATU REAL ESTATE FIFE MASTER FIF LTDA, THIAGO MOTA DE SANTANA, ALEXANDRE BASSA, CITY OF NEW YORK GROUP TRUST, ANDRE HENRIQUE CARDOZO ALVES, DIOGENES RAMOS FALEIRO, EDSON VIEIRA MENDES DE SOUZA, ELISAINE LAGE TORRES, JOSE DAVID NUNES, AILTON LIAL MENDES JUNIOR, MARCUS VINICIUS GANDARA DE MATTOS, GUILHERME HENRIQUE BOETTCHER, CLARICE RIBEIRO LIMA DE SOUZA, ALASKA PERMANENT FUND, RODRIGO COLLARES ARANTES, LUIGI CARVALHO GRECO, WLADIMIR VIEIRA DE SOUZA, TIAGO LANDI SIMOES, DIMENSIONAL EMERGING MKTS VALUE FUND, ERICA CRISTINA IWANO LOURENCO, WILTON ALMEIDA SACRAMENTO JUNIOR, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, BRENNO CAMARGO VAZ, DERIK ROLIM KOUBIK, EUNICE LOPES DE SOUZA, RONEY WELLINGTON DA SILVA CALDERA, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, SPDR SP EMERGING MARKETS SMALL CAP ETF, UTAH STATE RETIREMENT SYSTEMS, JORGE ANTONIO BARRETO TORRES JUNIOR, WELLINGTON GONCALVES FARIAS, TOMPSO MANFRINE EZELSON JUNIOR OLIVEIRA MACHADO, MAICKONN RICHARD LUIZ NUNES MACEDO CASTRO, VALTER MANOEL DE MACEDO JUNIOR, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, JOAO VITOR DE LIMA SOARES, PAULO PEREIRA DA SILVA, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, ANDREAS EGISTO ORELLI, GUSTAVO MARTINS DE QUADROS, FERNANDO ANTONIO ZORZENON DA SILVA, STATE OF NEW MEXICO STATE INV. COUNCIL, BRUNO DUARTE GOMES, JOAO VITOR MORETO FERNANDES, ADELMO RICHARD LEITE DA SILVA, OSVALDO LIMA JUNIOR, STICHTING BEDRIJFSPENS ZORGVERZEKERAARS, RAYTHEON TECHNOLOGIES C. M. R. TRUST, TIFF MULTI-ASSET FUND, AIRTON VANDERLEI VON AH, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, FABRICIO ANDRE TEIXEIRA, JESIEL SILVEIRA DA SILVA, LUIS HENRIQUE ESCH BACH, JOSE RAMOS DE ALMEIDA, ROSANGELA MARTINS COSTA, LUCAS MICAEL DOS SANTOS SARAIVA, MARCELO PORTELA LOURENCO, RAFAEL SANCHES ALENCAR, RICARDO RODRIGUES LUCCA, RODOLPHO TELMO BERTOLINI MUNHOZ REINERT, REJANE SANTOS DE OLIVEIRA LEMOS, GIOVANI LIMA DE ALBUQUERQUE, JOSE DAVI FURLAN, JEAN CARLOS SANTOS BARCELLOS, MANUEL MEIRELLES FAGGION, CARTER DELTON BARBOSA DO NASCIMENTO, DIEGO MIDON PEREIRA, ELTON LUIZ MARTINS TORRES, DENILSON VIDAL, DIEGO BOMFIM FEITOSA, MARCIAL LOPES FILHO, MILTON ALVES, LEOCADIO LIMA DOS SANTOS JUNIOR, ROSILENE VICTOR CAPELAXIO PITA, JORGE ALBERTO DOS SANTOS HADAD, LARISSA LAGE CRUZ ANGHINETTI, FRANCISCO ROMILDO XAVIER IDELFONSO, ADSON BAQUIL SOUSA, OSIEL ALVES MILHOMEM, GLEYDSON PUBLIO AZEVEDO, PAULO VICTOR GOMES DE OLIVEIRA, THIAGO ANDRE BAZANTI ARRUDA ALBUQUERQUE, BEATRIZ SILVA MACHADO, ANDRE MENDES ARENT, LUIZ PAULO DE JESUS MENEZES JUNIOR, MARCIO BARBOSA CAMPOS, MARCELO GUIMARAES DA COSTA, ANDRE LUIZ DE ANDRADE DOWSLEY, GIOVANI SANTOS CORREIA DA SILVA, BRUNO JORDAO INACIO, ANTONIO CARLOS GIMENEZ JUNIOR, FRANCISCO GUSTAVO HORST, MARCELO HENRIQUE POTRICH, MICHELE FONTANA MICHELS PEREIRA, MARMETOS DA SILVA MATOS FILHO, REGINALDO DO NASCIMENTO, JOSE CLEYTON DO NASCIMENTO, EDUARDO TAMIOSSO VILAVERDE, DOUGLAS POLLERMANN SAMPAIO, VALDIR MAINARDES APPEL, ANE DANIELE RODRIGUES DO PRADO, RENATA SOARES MEDEIROS DOS REIS, MARCIO LINS, MARCELO RIGOTTO STACHUK, WILSON WISTUBA MELO DA CUNHA, JOSEMBERG DE PAULA OLIVEIRA, DOUGLAS MARCOS ANDRADE LELLIS, IGOR SIPRIANO SILVA, THOMAS MAGNO DE JESUS SILVEIRA, ADRIANA LUCIA DE MENEZES BEZERRA, IVO MANOEL CARLOS LOUZADA, MARCOS ROBERTO XAVIER, MATEUS PEREIRA REZENDE, JACKSON DE SOUZA LIMA, MARCELO JORGE DE ARAUJO, MICHELANGELO MENDES CHAVES, RODRIGO ESTEFANI COELHO DE CARVALHO, EDIEMISSON FLAUSINO DE OLIVEIRA, DANIEL FERRAZ MODESTO E SILVA, LUIZ FERNANDO RAMINELLI, ROBERT ZANONI JASLUK, PABLO MARANHAO CASUSA, THIAGO PEREIRA DOS SANTOS, APARECIDA CRISTINA DE SOUZA, BEATRIZ HELENA CARL DE FREITAS, DIEGO FELIPE LOBO TELES, MATHEUS SOUZA LIMA, PEDRO BERNARDINELLI JUNIOR, PEDRO CARLOS COSENTINO, WANDERLEY EDSON CARDOSO, CAIQUE PIRES TOSSULINO, WILLIAN CLEYSON FRITSCHE, ANDERSON DE FARIAS, ADRIANO MEDEIROS FERREIRA, LEONARDO CRUZ RODRIGUES, CICERO JEFFERSON LIMA LEITE, JEFFERSON WALDEVINO RODRIGUES SILVA, GECICA TOLENTINO GONCALVES, MARCELO BRAGA DE CASTRO, LUEDNA DIAS SANTOS, ANTONIO CANDIDO MORAIS, FELLIPE RAPHAEL FIGUEIREDO ARAUJO, MARCOS ANTONIO THOMAZELLA, ALBERTO PINTO DOS SANTOS, CARLOS EDUARDO COSTA DELUNARDO, THIAGO DA SILVA SANTOS, JULIO RAFAEL GOMES, ALESSANDRO OLIVEIRA DAL POZZO, JANILTON FRANCISCO DA SILVA, GEISEL SILVA MAINARDES, MARCELO PRANDINI FARIA, LUIS FERNANDO REIS, CAIO IGOR SALDANHA DIOGENES, JOSIANE C G DOS SANTOS MARTINS, ALBERTIANO DIAS DA SILVA, JEAN PIERRE DIVINO DIAS, ARNOLDO PANCHENIAK FILHO, ALVARO MEDEIROS DE SOUZA ANJOS FILHO, FILIPE TEIXEIRA ALVES, MESAQUE SILVA SANTOS, ELAINE RODRIGUEZ DE SOUZA, ANTONIO ARNALDO BELAZ, JOSE MARCIO DE CASTRO BERNARDO, DUPERRON CARVALHO PEREIRA NETO, JUNIOR FERNANDES DA SILVA, EDUARDO CLEMENTE SENNA, OSVALDO BONANI JUNIOR, ESTEVAO NEVES RODRIGUES, BRENO LUIS ALVES, GLAUCIO PORTO DE OLIVEIRA, MATEUS PASINATO, MONICA FERREIRA CASSINI TRIGO, LUIS GUSTAVO MEIKEN, JOSE EVALDO LIMA DO NASCIMENTO, MARCIO DE CAMARGO BALDUINO, EDUARDO FLECK CORREIA, MATEUS VICTOR PEREIRA CAVALCANTI, MARCELO CAVALCANTI BASTOS, NELSON EDILBERTO CERQUEIRA, JORGE EDUARDO AGUIAR DE BARROS FILHO, PAULO DEL BIANCO, CARLOS ALBERTO CARVALHO DOS SANTOS FILHO, JOAO VICTOR NUNES ALEGRI, PEDRO ANDRE DE SOUZA LIMA, ALEKSANDER CALONGA DE OLIVEIRA, DANIEL DE ALMEIDA BONFANTI, MONICA CRISTINA FERREIRA CRESPO SOUZA, ALISSON DOS REIS DA SILVA, EVANDER RODRIGO DE SOUZA LUZ, ERNESTO MATARAN NETO, AUGUSTO CESAR M THOMAZ, JOAO LUIZ SANTOS VIEIRA, WILLIAM GENEROSO GONCALVES, BRUNO IVONEZ BORGES ALEXANDRE, ALBERTO RODOLFO GONCALVES, FABIO DOS SANTOS PIMENTA, DIEGO MOREIRA SIMOES, ALISSON JOSE FERREIRA, RAMON SIDNEI DOS SANTOS, FLAVIO HENRIQUE SANCHEZ FUZARO, ANGELINO CALIXTO PEREIRA DE OLIVEIRA, MATHEUS HENRIQUE CHAGAS, CRISTINA CAMILO LIMA DA SILVA, LEVI HENRIQUE RIBEIRO, LUIZ FERNANDO SAMPAIO DA COSTA, LOURENCO DE OLIVEIRA GONCALVES, GUILHERME DOS SANTOS BRAGA, NATANAEL MANOEL DE MEDEIROS CAMPELO, LUIS MAURO CARDOSO PEREIRA FILHO, RUBENS HECKER EVANGELHO, MARCELO DE OLIVEIRA, FABRICIO LUIZ DE SOUZA PACHECO, JORGE EDUARDO TOSTA, VALDECI ROBERTO DE ABREU MONTEIRO, INALDO CANO GARCIA, FELIPE OLIVEIRA FEDER, REGILTON CESAR RISO, JOAO GUILHERME PEREIRA, TREVOR MATHEUS CARLOS VILELLA DO CARMO D, JEAN CARLOS DUARTE MATEUS, ROCINDES DE SOUZA BERRIEL, RICARDO FELISBERTO DE LEMOS, LUCAS LIMA DA SILVA, SEVERINO RAMOS DA SILVA, SIDNEY MAURY SENTONA, UBIRAJARA PETRILLO GRASSO GOMES, JONATAS NEGRO GONCALVES BICUDO, MARCOS ANDRE RODRIGUES DE SOUZA, PAULO CEZAR COELHO TAVARES, FERNANDO RICCI MOLINA, MAYCON MIGUEL DE OLIVEIRA, ANDRE BESERRA DA SILVA, MARCOS SERGIO PEREIRA DA SILVA, FERNANDO NOGUEIRA VILLELA, MAURO SERGIO CORREIA DE TOLEDO, NUBIO SAITO FLORES, ANTONIO BRUNO BARROS GOMES, DANIEL DE OLIVEIRA SILVA, LEANDRO SANTINELO, SILLAS FERNANDES, MATEUS MARQUES BATISTA, CAIQUE SOARES DA SILVEIRA, ODILON PASCOAL VELOSO, LUCAS DE CASTRO ANDRADE, LUCIANA NICODEMOS DE FRANCA, WILSON DA SILVA FERREIRA, ADRIANO HIDEO MONTICH, CARLOS ALBERTO SILVA, FABIO RANZANI, HELIAN RODRIGUES GOMES, JEFFERSON DE OLIVEIRA FERNANDES, FABIANA MORAIS, MARCOS ROBERTOS PEREIRA, IVAIR PAIVA BASILIO, JOAO CARLOS GONZALES, MARCIO JOSE DE OLIVEIRA GALEGO, SANDRA VIVIANE FARIA VAZ, ANTONIO VALDIVINO MARTINS, CASSIO PORCEL DE SOUZA, JOSE E YAGELOVIC, CARLOS EDUARDO QUINHOLI, ANTONIO TOMAZ, CARLOS FONSECA AVILA, MATHEUS BARBOSA CAVALHEIRO, GUSTAVO SARTORETTO AGUERA, GUSTAVO FERNANDES CARVALHO, MARCEL FERNANDO AMBROZANO, EVERALDO DA MATA SANTOS, RODRIGO SANTOS DE OLIVEIRA, KATIA APARECIDA DE OLIVEIRA, WAGNER FERNANDO DOS SANTOS, BRUNO TANAKA CAREZATO, LAIS DE OLIVEIRA, Demian Enrique Baum, MICHAEL DIETMAR DONATH, MARCELO SALTON, ANTONIO MACHO QUIROS, ALVARO VICENTE ALVAREZ PEZZANO, VOLNER DE OLIVEIRA, FERNANDO ALLEMAO GUERRA, JOUSANI GOMES DE CARVALHO, ALEXANDRE DA SILVA LEITE, JOSE FREDERICO C DUARTE, CARLOS GUSTAVO CUGINI, JOSE LUIZ MECHIA FERNANDES, ROBERTO DE ARAUJO, MARCELO DA SILVA LIMA, ANDRESSA FERREIRA JULIO, MARCO ANTONIO PASSARELI FINARDI, LUCIANO NUNES ASSUNCAO, AFONSO RODRIGUES DE SOUZA NETO, JANDERSON LIBERA DE ALENCAR, ROBERTO DO PRADO JUNIOR, JEFFERSON CRUZ, RENE EMMANUEL DA SILVA, TIMOTEO DA SILVA BEGA, PEDRO INACIO DE CAMPOS, NATHAN WEISSMAN MEHLBERG, BRUNO AMBROSIO LOUBACK, ALTINO DE SOUSA CARVALHO, ANTONIO TEODORO CARVALHO, MARLOS ANTONIO BOSSO, MARIEL MARTINS DIAS, FERNANDO CARDOZO, FABIO CARDOZO, CAUE MENDES TAVARES, ALEX BRANDAO SANTANA DA SILVA, THIAGO DE ARVELOS COSTA MANSO, HENRIQUE PACHECO DE JESUS SILVA, WELLINGTON ALVES DE ALBUQUERQUE VERCOSA, PABLO MARTINS CAZZARO, ELISANGELA DE SOUZA SANTOS, ANA LUIZA BARBOSA DA COSTA VEIGA, ERIC SOUTO COSTA COELHO DA SILVA, MARCUS ALEXANDRE KOPLEWSKI MENDES, ADEMAR RAMOS NASCIMENTO, NILTON CESAR CARDOZO DOS SANTOS, EDER LUIZ CROSATTI, VINICIUS BRAZ QUINTINO, VINICIUS ALVES MAIA, ALEX PALHARES VIANA, PAULO VICTOR CRESPO NEIVA, ALEXSANDRO DO NASCIMENTO, ERIVALDO MARQUES SANTOS, THIAGO DINIZ SOTERO DE MENEZES, SIDNEY JOAO DOS SANTOS, LEONARDO LIMA CORTEZ, LUCIANO MICHAEL DE SOUZA, MIGUEL ANTONIO MARCON, LUIS FERNANDO BASSETTO, MICHAEL FERNANDO CARELI DA SILVA, WILLIAM BRANDAO MALTA, ALLISON MATHEUS GONCALVES, HAROLDO JOSE KALBUSCH, MURILLO FONTANA BARBOSA DE MIRANDA, LUCAS GIACOMO CAVALOTI, THIAGO MARTES SOARES, ADRIANO KENITI KOSHIKUMO, ALDREY CABRAL DA COSTA, ALVARO GOMES, LIGIA BARRETO BATISTA, SEBASTIAO MELO VIRTUOSO, BRENDA SILVA GAROFALO, DOUGLAS LOPES DA SILVA, AUDALIO JOSE DE FREITAS, MARIO SERGIO PINTO, GUILHERME BAPTISTA FOUQUET QUAGLIO, MARCELO LOURENCO FILHO, LUIZ HENRIQUE DA SILVA ARAUJO, MATHEUS ARAUJO DA SILVA, VANDERLEI CARDOSO, CLISTENES HENRIQUE DA SILVA, ENZO DA COSTA LIMA SCHULZ, LUIZ ANTONIO GUERRA, JOSE FRANCISCO BRAND GUIMARAES, ROGERIO ARANTES GAIOSO, JOSE LUIZ TAVARES FERREIRA, JULIANO MAIA LOPES E OU, LEONARDO VIEIRA FERREIRA, JOSEFA ILZA NETA, PAULO CELSO FERRAZ, HELIO FERREIRA, NILSON RIBEIRO DE JESUS, MARCELO SIMOES DOS REIS, VIRGINIA PAULA DE CARVALHO LOPES, DOMINGOS ESTEVES DE CARVALHO, CARLOS AUGUSTO CZECH, ANTONIO CARLOS DE SIQUEIRA, JAMUR GERLOFF, FRANCISCO OLAVIO TEIXEIRA COUTINHO, RENATO COUTINHO DE SOUZA, ANDERSON FONSECA MACHADO, WILMAR KLEEMANN, MARCELO FALCAO DE ALMEIDA SEIXAS, ODAIR PAULINO, EDSON ROBERTO PAROLIN, JOSE EDUARDO JACQUES ROMAGNA, VILMAR JOSE GRASNIEVICZ, MARCELO JOVANI D ALMARCO, JEFFERSON ALVES SEHNEM, RONALDO SOARES PEREIRA, MARCOS CEZAR MULLER, JOSE FRANCISCO DOS SANTOS FILHO, MARCOS MARTINS TINOCO, JOSE PEDRO DE LIRA, MARIO AUGUSTO BASTOS BARBOSA, DUART MOREIRA DUART, CALIXTO BARBOSA NETO, MARLON ANDRE MLLICH, HENRI IVANOV BOUDINOV, RODRIGO KREISS, IGUARACI BORGES VILLAS BOAS, BRUNO MATOS CORREA, ROGERIO ELVIS GUARDIANO, AFONSO CHRISTIANO NETTO, SALVADOR FERNANDES DE JESUS JUNIOR, EUGENIO JOSE DE AZEVEDO DANTAS, HUGO BARBOSA DOS SANTOS, WELERSON LUIZ FELIPE LOPES, ANDERSON SANTANA TEIXEIRA MELO, CARLOS RICARDO RONDAN BENITEZ, ADRIANO GOMES DOS SANTOS, TIAGO CORREIA DA SILVA, LUIZ GABRIEL GONCALVES JOSE, MARCELO LEONARDO LEAL LIMA, CLAUDIO LEANDRO MARTINS, MURILO LUIZ STAUT BARRETO, DANILSEN BENEDITA GONCALVES PINHEIRO, CARLOS HENRIQUE RUFINO DOS SANTOS, MARCOS BISIO PONCHE, CLAUDIO RODRIGO DA LUZ ZIMMER, IARAN ANTONIO IZIDORO SANTOS DE OLIVEIRA, DIELSON SANTOS DA SILVA, JOSE CARLOS DOS SANTOS, RUBENS DE BARROS A JUNIOR, DANIEL RIBEIRO BRAHM, DANIEL KOBB DOS SANTOS, RICARDO MAGNO CARVALHO DE MELO, JOSE MAURICIO REZENDE MIZRAHI, GISELDA PEREIRA DA SILVA, VALERIA APARECIDA DE JESUS, VANECK VECTORS BRAZIL SMALL-CAP ETF, INTERVENTURE EQUITY INVESTMENTS LIMITED, THE TIFF KEYSTONE FUND, L.P., RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP, KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP, RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL, KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, CARUMBE IP HOLDING LTDA, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET, PHI ALPHA FIA, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ICAV, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

12 SHAREHOLDERS ATTENDING THE EXTRAORDINARY GENERAL MEETING VIA REMOTE VOTING BALLOT: PAULA JULIETA RAGNO, FAGNER MENDES, JOHNNY MAYRON SANTANA FERREIRA, ANTONIO MANUEL DOS SANTOS MAGALHAES, RAFAEL GOULART DA SILVA, VICTOR DOS SANTOS GOMES, JOAO ROBERTO CABRAL DE LIMA, MARCOS VINICIUS MARCAL REZENDE, RENE ANDRE REINIG CARVALHO, VINICIUS DOS SANTOS FRANCA, GUILHERME DUARTE RODRIGUES, ANDERSON DE MORAES RODRIGUES, WILLIAM SOUZA DA SILVEIRA, JAIR PRIORI MINHARO, SIDNEY SILVANE DOS SANTOS, BRUNO MENEZES PEREIRA, MARCELO SOARES DE OLIVEIRA, BRUNO HENRIQUE CAMPOS DORTA, WILIAN MOURA ROCHA, BRUNO GOMES FERREIRA, SONIA MARIA MATEUS DE JESUS, AGNALDO CUNHA, FERNANDO AGUILA PINHAL, ZENON MITSUSHIGUE KIMOTO, FRANCISCO DEIVITE PONTE DIAS, LUCIANA MARIA JORDAO INACIO, LUCIMAR MARIA CHACON RECHE, JOSIVALDO JOSE DOS ANJOS, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, ANDRE LUIS PAOLIELLO, ROMEU VALERIO KOWALSKI, LUCAS ORLANDO CRESPO, FERNANDO DE SA CAMARGO BARROS, MARCELO CERQUEIRA ALMEIDA, ALEXANDRE DOS SANTOS SILVA, BRASIL AGRONEGÓCIO – FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA, AGPJ FUNDO DE INVESTIMENTO FINANCEIRO EM ACOES, Julio Toledo Piza Neto, RONDINELLI DE ANGELI MONTEIRO, EDUARDO MASCARENHAS MELLO, JOSE DOMINGOS GONZALEZ MIGUEZ, LUCAS PICININ SALES, THEOFILO DUARTE DE MORAES, FRANCIELE SANTOS ROCHA, MARCUS VINNICIUS DE QUINA SANTOS AMORIM, TIAGO CARNEIRO MENDES, LUIZ HAROMAR DE SOUZA, DAVID EDUARDO BARCELOS, KELLY ADRIANA CARNEIRO DOS SANTOS, JORGE DE OLIVEIRA SANTOS, SERGIO NERES TEIXEIRA, TOMIO TERAOKA, ABNER SILVA CARVALHO, CRISTINA DA COSTA NASCIMENTO, RICARDO DONIZETI DE TOLEDO, JOSE AUGUSTO RODRIGUES DA SILVA, MARCO ANTONIO SOARES GRIZENTE, DANIEL ISONI, LAIR AMARAL COELHO NETTO, EDILSON PORTO ROCHA, DENIS ALEXANDRE MARQUES, WERBERTHY CORDEIRO DOS SANTOS, ADELARIO MAURIVAN RUSCHEL, THIAGO CESAR CABRAL, GABRIEL ALCANTARA PUNTEL FERREIRA, MARCOS PAULO ALVES BARBOZA, GUSTAVO DE ASSIS OLIVEIRA, RICARDO DA LUZ, EDSON BATISTA DE ALMEIDA JUNIOR, WELITON DE JESUS MENDONCA ALVES, GABRIEL MIRANDA RODRIGUES, GABRIEL ALMEIDA RODRIGUES DO NASCIMENTO, VITOR AUGUSTO POLLI, RALF MARTIN LOEWENS, FABIO LUIS DE FAVARI, JULIANO DILL DE ALMEIDA CARDOSO, ACLECIO DIAS DE SOUZA, GREMI JOSE GONCALVES, VICTOR GABRIEL ARAUJO VIEIRA, WILLIAM JACINTO IMANAKA, ANTONIO CARLOS DA SILVA, RAIO PEREIRA DANTAS DE OLIVEIRA, NIRALDO GOMES PACHECO, DIEGO GIACOMETTI DEMARCHI, IVO SOUZA ALENCAR JUNIOR, RODRIGO TEIXEIRA ANDREOTTI, REYNALDO RODRIGUES BRAGANCA JUNIOR, ANASTAZIO DURVAL APARECIDA PORTES, EDSON JOSE SEHNEM, NELMA ARAUJO MELO DE SIQUEIRA, RAFAEL MARIATH BASSUINO, LUCIENE DA CRUZ MAGALHAES RODRIGUES, ROBERTA OLIVEIRA VENCIO, JORGE ROGERIO PEDROSO DE OLIVEIRA, MAURICIO CUSTODIO DA SILVA, CLAUDINEI SANTOS DE SOUZA, HONDINA JEANE CARVALHO FERREIRA, ILVES RIBAS CALDAS JUNIOR, ADRIANO JOSAFA DA SILVA, VERALUCIA SORGE KRAMER, MARIZA MORAES DE CASTRO BECHARA, HENRIQUE SILVEIRA NETTO TRENTIN, JOSUE DA CONCEICAO GONCALVES DE LIMA, JOSE ROBERTO DE SIQUEIRA, DANILO ANDERSON DA CUNHA, EMILIO CARLOS RODRIGUEZ FAJIN, ROBSON ROBERTO RODRIGUES, FRANCISCO EDIME DA SILVA OLIVEIRA, GUSTAVO DE OLIVEIRA ROMUALDO DA SILVA, ELIANA LOPES DE MORAIS, MICHEL MARCELINO DA SILVA, JOSE GUILHERME FERRARI TREVISAN, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, EDUARDO DE LORENZO NOGUEIRA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, KOPERNIK GLOBAL ALL CAP FUND, ALEXANDRE LUIS BASSETO SCHERRER, CRISTHOPHER CASSIO MARTINS MEIRELES, HEDGE ALTERNATIVE INVESTMENTS MASTER FIMCP LTDA, HEDGE PREV ICATU REAL ESTATE FIFE MASTER FIF LTDA, THIAGO MOTA DE SANTANA, WAGNER JUNIOR JUDAR, SERGIO RENATO DANTAS PINTO, CITY OF NEW YORK GROUP TRUST, ANDRE HENRIQUE CARDOZO ALVES, DIOGENES RAMOS FALEIRO, EDSON VIEIRA MENDES DE SOUZA, ELISAINE LAGE TORRES, JOSE DAVID NUNES, AILTON LIAL MENDES JUNIOR, MARCUS VINICIUS GANDARA DE MATTOS, GUILHERME HENRIQUE BOETTCHER, CLARICE RIBEIRO LIMA DE SOUZA, ALASKA PERMANENT FUND, RODRIGO COLLARES ARANTES, LUIGI CARVALHO GRECO, WLADIMIR VIEIRA DE SOUZA, TIAGO LANDI SIMOES, DIMENSIONAL EMERGING MKTS VALUE FUND, ERICA CRISTINA IWANO LOURENCO, WILTON ALMEIDA SACRAMENTO JUNIOR, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, BRENNO CAMARGO VAZ, DERIK ROLIM KOUBIK, EUNICE LOPES DE SOUZA, RONEY WELLINGTON DA SILVA CALDERA, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, SPDR SP EMERGING MARKETS SMALL CAP ETF, UTAH STATE RETIREMENT SYSTEMS, JORGE ANTONIO BARRETO TORRES JUNIOR, WELLINGTON GONCALVES FARIAS, TOMPSO MANFRINE EZELSON JUNIOR OLIVEIRA MACHADO, MAICKONN RICHARD LUIZ NUNES MACEDO CASTRO, VALTER MANOEL DE MACEDO JUNIOR, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, JOAO VITOR DE LIMA SOARES, PAULO PEREIRA DA SILVA, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, ANDREAS EGISTO ORELLI, GUSTAVO MARTINS DE QUADROS, FERNANDO ANTONIO ZORZENON DA SILVA, STATE OF NEW MEXICO STATE INV. COUNCIL, BRUNO DUARTE GOMES, JOAO VITOR MORETO FERNANDES, ADELMO RICHARD LEITE DA SILVA, OSVALDO LIMA JUNIOR, STICHTING BEDRIJFSPENS ZORGVERZEKERAARS, RAYTHEON TECHNOLOGIES C. M. R. TRUST, TIFF MULTI-ASSET FUND, AIRTON VANDERLEI VON AH, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, FABRICIO ANDRE TEIXEIRA, JESIEL SILVEIRA DA SILVA, LUIS HENRIQUE ESCH BACH, JOSE RAMOS DE ALMEIDA, ROSANGELA MARTINS COSTA, LUCAS MICAEL DOS SANTOS SARAIVA, MARCELO PORTELA LOURENCO, RAFAEL SANCHES ALENCAR, RICARDO RODRIGUES LUCCA, RODOLPHO TELMO BERTOLINI MUNHOZ REINERT, REJANE SANTOS DE OLIVEIRA LEMOS, GIOVANI LIMA DE ALBUQUERQUE, JOSE DAVI FURLAN, JEAN CARLOS SANTOS BARCELLOS, MANUEL MEIRELLES FAGGION, CARTER DELTON BARBOSA DO NASCIMENTO, DIEGO MIDON PEREIRA, ELTON LUIZ MARTINS TORRES, DENILSON VIDAL, DIEGO BOMFIM FEITOSA, MARCIAL LOPES FILHO, MILTON ALVES, LEOCADIO LIMA DOS SANTOS JUNIOR, ROSILENE VICTOR CAPELAXIO PITA, JORGE ALBERTO DOS SANTOS HADAD, LARISSA LAGE CRUZ ANGHINETTI, FRANCISCO ROMILDO XAVIER IDELFONSO, ADSON BAQUIL SOUSA, OSIEL ALVES MILHOMEM, GLEYDSON PUBLIO AZEVEDO, THIAGO ANDRE BAZANTI ARRUDA ALBUQUERQUE, BEATRIZ SILVA MACHADO, ANDRE MENDES ARENT, MARCIO BARBOSA CAMPOS, MARCELO GUIMARAES DA COSTA, ANDRE LUIZ DE ANDRADE DOWSLEY, GIOVANI SANTOS CORREIA DA SILVA, BRUNO JORDAO INACIO, ANTONIO CARLOS GIMENEZ JUNIOR, FRANCISCO GUSTAVO HORST, MARCELO HENRIQUE POTRICH, MICHELE FONTANA MICHELS PEREIRA, MARMETOS DA SILVA MATOS FILHO, REGINALDO DO NASCIMENTO, JOSE CLEYTON DO NASCIMENTO, EDUARDO TAMIOSSO VILAVERDE, DOUGLAS POLLERMANN SAMPAIO, VALDIR MAINARDES APPEL, ANE DANIELE RODRIGUES DO PRADO, RENATA SOARES MEDEIROS DOS REIS, MARCIO LINS, MARCELO RIGOTTO STACHUK, WILSON WISTUBA MELO DA CUNHA, JOSEMBERG DE PAULA OLIVEIRA, IGOR SIPRIANO SILVA, THOMAS MAGNO DE JESUS SILVEIRA, ADRIANA LUCIA DE MENEZES BEZERRA, IVO MANOEL CARLOS LOUZADA, MARCOS ROBERTO XAVIER, MATEUS PEREIRA REZENDE, JACKSON DE SOUZA LIMA, MARCELO JORGE DE ARAUJO, MICHELANGELO MENDES CHAVES, RODRIGO ESTEFANI COELHO DE CARVALHO, EDIEMISSON FLAUSINO DE OLIVEIRA, DANIEL FERRAZ MODESTO E SILVA, LUIZ FERNANDO RAMINELLI, ROBERT ZANONI JASLUK, PABLO MARANHAO CASUSA, THIAGO PEREIRA DOS SANTOS, APARECIDA CRISTINA DE SOUZA, BEATRIZ HELENA CARL DE FREITAS, DIEGO FELIPE LOBO TELES, MATHEUS SOUZA LIMA, PEDRO BERNARDINELLI JUNIOR, PEDRO CARLOS COSENTINO, WANDERLEY EDSON CARDOSO, CAIQUE PIRES TOSSULINO, WILLIAN CLEYSON FRITSCHE, ANDERSON DE FARIAS, ADRIANO MEDEIROS FERREIRA, LEONARDO CRUZ RODRIGUES, CICERO JEFFERSON LIMA LEITE, JEFFERSON WALDEVINO RODRIGUES SILVA, GECICA TOLENTINO GONCALVES, MARCELO BRAGA DE CASTRO, LUEDNA DIAS SANTOS, ANTONIO CANDIDO MORAIS, FELLIPE RAPHAEL FIGUEIREDO ARAUJO, MARCOS ANTONIO THOMAZELLA, ALBERTO PINTO DOS SANTOS, CARLOS EDUARDO COSTA DELUNARDO, THIAGO DA SILVA SANTOS, JULIO RAFAEL GOMES, ALESSANDRO OLIVEIRA DAL POZZO, JANILTON FRANCISCO DA SILVA, GEISEL SILVA MAINARDES, MARCELO PRANDINI FARIA, LUIS FERNANDO REIS, CAIO IGOR SALDANHA DIOGENES, JOSIANE C G DOS SANTOS MARTINS, ALBERTIANO DIAS DA SILVA, JEAN PIERRE DIVINO DIAS, ARNOLDO PANCHENIAK FILHO, ALVARO MEDEIROS DE SOUZA ANJOS FILHO, FILIPE TEIXEIRA ALVES, MESAQUE SILVA SANTOS, ELAINE RODRIGUEZ DE SOUZA, ANTONIO ARNALDO BELAZ, JOSE MARCIO DE CASTRO BERNARDO, DUPERRON CARVALHO PEREIRA NETO, JUNIOR FERNANDES DA SILVA, EDUARDO CLEMENTE SENNA, OSVALDO BONANI JUNIOR, ESTEVAO NEVES RODRIGUES, BRENO LUIS ALVES, GLAUCIO PORTO DE OLIVEIRA, MATEUS PASINATO, MONICA FERREIRA CASSINI TRIGO, LUIS GUSTAVO MEIKEN, JOSE EVALDO LIMA DO NASCIMENTO, MARCIO DE CAMARGO BALDUINO, EDUARDO FLECK CORREIA, MATEUS VICTOR PEREIRA CAVALCANTI, MARCELO CAVALCANTI BASTOS, NELSON EDILBERTO CERQUEIRA, JORGE EDUARDO AGUIAR DE BARROS FILHO, PAULO DEL BIANCO, CARLOS ALBERTO CARVALHO DOS SANTOS FILHO, JOAO VICTOR NUNES ALEGRI, PEDRO ANDRE DE SOUZA LIMA, ALEKSANDER CALONGA DE OLIVEIRA, DANIEL DE ALMEIDA BONFANTI, MONICA CRISTINA FERREIRA CRESPO SOUZA, ALISSON DOS REIS DA SILVA, EVANDER RODRIGO DE SOUZA LUZ, ERNESTO MATARAN NETO, AUGUSTO CESAR M THOMAZ, JOAO LUIZ SANTOS VIEIRA, WILLIAM GENEROSO GONCALVES, BRUNO IVONEZ BORGES ALEXANDRE, ALBERTO RODOLFO GONCALVES, FABIO DOS SANTOS PIMENTA, DIEGO MOREIRA SIMOES, ALISSON JOSE FERREIRA, RAMON SIDNEI DOS SANTOS, FLAVIO HENRIQUE SANCHEZ FUZARO, ANGELINO CALIXTO PEREIRA DE OLIVEIRA, MATHEUS HENRIQUE CHAGAS, LEVI HENRIQUE RIBEIRO, LUIZ FERNANDO SAMPAIO DA COSTA, LOURENCO DE OLIVEIRA GONCALVES, GUILHERME DOS SANTOS BRAGA, NATANAEL MANOEL DE MEDEIROS CAMPELO, LUIS MAURO CARDOSO PEREIRA FILHO, RUBENS HECKER EVANGELHO, MARCELO DE OLIVEIRA, FABRICIO LUIZ DE SOUZA PACHECO, JORGE EDUARDO TOSTA, VALDECI ROBERTO DE ABREU MONTEIRO, INALDO CANO GARCIA, FELIPE OLIVEIRA FEDER, REGILTON CESAR RISO, JOAO GUILHERME PEREIRA, TREVOR MATHEUS CARLOS VILELLA DO CARMO D, JEAN CARLOS DUARTE MATEUS, ROCINDES DE SOUZA BERRIEL, RICARDO FELISBERTO DE LEMOS, LUCAS LIMA DA SILVA, SEVERINO RAMOS DA SILVA, SIDNEY MAURY SENTONA, UBIRAJARA PETRILLO GRASSO GOMES, JONATAS NEGRO GONCALVES BICUDO, MARCOS ANDRE RODRIGUES DE SOUZA, PAULO CEZAR COELHO TAVARES, FERNANDO RICCI MOLINA, MAYCON MIGUEL DE OLIVEIRA, ANDRE BESERRA DA SILVA, MARCOS SERGIO PEREIRA DA SILVA, FERNANDO NOGUEIRA VILLELA, MAURO SERGIO CORREIA DE TOLEDO, NUBIO SAITO FLORES, ANTONIO BRUNO BARROS GOMES, DANIEL DE OLIVEIRA SILVA, LEANDRO SANTINELO, SILLAS FERNANDES, MATEUS MARQUES BATISTA, CAIQUE SOARES DA SILVEIRA, ODILON PASCOAL VELOSO, LUCAS DE CASTRO ANDRADE, LUCIANA NICODEMOS DE FRANCA, WILSON DA SILVA FERREIRA, ADRIANO HIDEO MONTICH, CARLOS ALBERTO SILVA, FABIO RANZANI, HELIAN RODRIGUES GOMES, FABIANA MORAIS, MARCOS ROBERTOS PEREIRA, IVAIR PAIVA BASILIO, JOAO CARLOS GONZALES, MARCIO JOSE DE OLIVEIRA GALEGO, SANDRA VIVIANE FARIA VAZ, ANTONIO VALDIVINO MARTINS, CASSIO PORCEL DE SOUZA, JOSE E YAGELOVIC, ANTONIO TOMAZ, CARLOS FONSECA AVILA, MATHEUS BARBOSA CAVALHEIRO, GUSTAVO SARTORETTO AGUERA, GUSTAVO FERNANDES CARVALHO, MARCEL FERNANDO AMBROZANO, EVERALDO DA MATA SANTOS, RODRIGO SANTOS DE OLIVEIRA, KATIA APARECIDA DE OLIVEIRA, WAGNER FERNANDO DOS SANTOS, BRUNO TANAKA CAREZATO, LAIS DE OLIVEIRA, Demian Enrique Baum, MICHAEL DIETMAR DONATH, MARCELO SALTON, ANTONIO MACHO QUIROS, ALVARO VICENTE ALVAREZ PEZZANO, VOLNER DE OLIVEIRA, FERNANDO ALLEMAO GUERRA, JOUSANI GOMES DE CARVALHO, ALEXANDRE DA SILVA LEITE, JOSE FREDERICO C DUARTE, CARLOS GUSTAVO CUGINI, JOSE LUIZ MECHIA FERNANDES, ROBERTO DE ARAUJO, MARCELO DA SILVA LIMA, ANDRESSA FERREIRA JULIO, MARCO ANTONIO PASSARELI FINARDI, LUCIANO NUNES ASSUNCAO, AFONSO RODRIGUES DE SOUZA NETO, JANDERSON LIBERA DE ALENCAR, ROBERTO DO PRADO JUNIOR, JEFFERSON CRUZ, RENE EMMANUEL DA SILVA, TIMOTEO DA SILVA BEGA, PEDRO INACIO DE CAMPOS, NATHAN WEISSMAN MEHLBERG, BRUNO AMBROSIO LOUBACK, ALTINO DE SOUSA CARVALHO, ANTONIO TEODORO CARVALHO, MARLOS ANTONIO BOSSO, MARIEL MARTINS DIAS, FERNANDO CARDOZO, FABIO CARDOZO, CAUE MENDES TAVARES, ALEX BRANDAO SANTANA DA SILVA, THIAGO DE ARVELOS COSTA MANSO, HENRIQUE PACHECO DE JESUS SILVA, WELLINGTON ALVES DE ALBUQUERQUE VERCOSA, PABLO MARTINS CAZZARO, ELISANGELA DE SOUZA SANTOS, ANA LUIZA BARBOSA DA COSTA VEIGA, ERIC SOUTO COSTA COELHO DA SILVA, MARCUS ALEXANDRE KOPLEWSKI MENDES, ADEMAR RAMOS NASCIMENTO, NILTON CESAR CARDOZO DOS SANTOS, EDER LUIZ CROSATTI, VINICIUS ALVES MAIA, PAULO VICTOR CRESPO NEIVA, ALEXSANDRO DO NASCIMENTO, ERIVALDO MARQUES SANTOS, THIAGO DINIZ SOTERO DE MENEZES, SIDNEY JOAO DOS SANTOS, LEONARDO LIMA CORTEZ, LUCIANO MICHAEL DE SOUZA, MIGUEL ANTONIO MARCON, LUIS FERNANDO BASSETTO, MICHAEL FERNANDO CARELI DA SILVA, WILLIAM BRANDAO MALTA, ALLISON MATHEUS GONCALVES, MURILLO FONTANA BARBOSA DE MIRANDA, LUCAS GIACOMO CAVALOTI, THIAGO MARTES SOARES, ADRIANO KENITI KOSHIKUMO, ALDREY CABRAL DA COSTA, ALVARO GOMES, LIGIA BARRETO BATISTA, SEBASTIAO MELO VIRTUOSO, BRENDA SILVA GAROFALO, DOUGLAS LOPES DA SILVA, AUDALIO JOSE DE FREITAS, MARIO SERGIO PINTO, GUILHERME BAPTISTA FOUQUET QUAGLIO, MARCELO LOURENCO FILHO, LUIZ HENRIQUE DA SILVA ARAUJO, MATHEUS ARAUJO DA SILVA, VANDERLEI CARDOSO, CLISTENES HENRIQUE DA SILVA, ENZO DA COSTA LIMA SCHULZ, JOSE FRANCISCO BRAND GUIMARAES, ROGERIO ARANTES GAIOSO, JOSE LUIZ TAVARES FERREIRA, JULIANO MAIA LOPES E OU, LEONARDO VIEIRA FERREIRA, JOSEFA ILZA NETA, PAULO CELSO FERRAZ, HELIO FERREIRA, NILSON RIBEIRO DE JESUS, MARCELO SIMOES DOS REIS, VIRGINIA PAULA DE CARVALHO LOPES, DOMINGOS ESTEVES DE CARVALHO, CARLOS AUGUSTO CZECH, ANTONIO CARLOS DE SIQUEIRA, JAMUR GERLOFF, FRANCISCO OLAVIO TEIXEIRA COUTINHO, ANDERSON FONSECA MACHADO, WILMAR KLEEMANN, MARCELO FALCAO DE ALMEIDA SEIXAS, ODAIR PAULINO, EDSON ROBERTO PAROLIN, JOSE EDUARDO JACQUES ROMAGNA, VILMAR JOSE GRASNIEVICZ, MARCELO JOVANI D ALMARCO, JEFFERSON ALVES SEHNEM, RONALDO SOARES PEREIRA, MARCOS CEZAR MULLER, JOSE FRANCISCO DOS SANTOS FILHO, MARCOS MARTINS TINOCO, JOSE PEDRO DE LIRA, MARIO AUGUSTO BASTOS BARBOSA, DUART MOREIRA DUART, CALIXTO BARBOSA NETO, MARLON ANDRE MLLICH, HENRI IVANOV BOUDINOV, RODRIGO KREISS, IGUARACI BORGES VILLAS BOAS, BRUNO MATOS CORREA, ROGERIO ELVIS GUARDIANO, AFONSO CHRISTIANO NETTO, SALVADOR FERNANDES DE JESUS JUNIOR, EUGENIO JOSE DE AZEVEDO DANTAS, WELERSON LUIZ FELIPE LOPES, ANDERSON SANTANA TEIXEIRA MELO, CARLOS RICARDO RONDAN BENITEZ, ADRIANO GOMES DOS SANTOS, TIAGO CORREIA DA SILVA, LUIZ GABRIEL GONCALVES JOSE, MARCELO LEONARDO LEAL LIMA, CLAUDIO LEANDRO MARTINS, MURILO LUIZ STAUT BARRETO, DANILSEN BENEDITA GONCALVES PINHEIRO, CARLOS HENRIQUE RUFINO DOS SANTOS, CLAUDIO RODRIGO DA LUZ ZIMMER, IARAN ANTONIO IZIDORO SANTOS DE OLIVEIRA, DIELSON SANTOS DA SILVA, JOSE CARLOS DOS SANTOS, RUBENS DE BARROS A JUNIOR, DANIEL RIBEIRO BRAHM, DANIEL KOBB DOS SANTOS, RICARDO MAGNO CARVALHO DE MELO, JOSE MAURICIO REZENDE MIZRAHI, GISELDA PEREIRA DA SILVA, VALERIA APARECIDA DE JESUS, VANECK VECTORS BRAZIL SMALL-CAP ETF, INTERVENTURE EQUITY INVESTMENTS LIMITED, THE TIFF KEYSTONE FUND, L.P., RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP, KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP, RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL, KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, CARUMBE IP HOLDING LTDA, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET, PHI ALPHA FIA, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ICAV, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

São Paulo, October 22, 2025.

[Remainder of page intentionally left blank]

(Signature page of the minutes of the Annual and Extraordinary General Shareholders’ Meeting of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, held on October 22, 2025)

PRESIDING MEMBERS:

Alejandro Gustavo Elsztain President	Fernando Amendola Secretary

[Remainder of page intentionally left blank]

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59

Corporate Registry (NIRE): 35.300.326.237

EXHIBIT I

TO THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON OCTOBER 22, 2025

CONSOLIDATED BYLAWS OF

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59
Corporate Registry (NIRE): 35.300.326.237

CHAPTER I

NAME, HEAD OFFICE, PURPOSE, AND DURATION

Article 1 – BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is a corporation governed by these Bylaws and Other applicable law (“Company”).

Article 2 – By resolution of the Board of Directors, the address of the Company’s headquarters may be changed, and branches or offices may be established, relocated, or dissolved in any part of the national territory.

Article 3 – The Company’s corporate purpose is:

I	the exploitation of agricultural, livestock, and forestry activities of any kind and nature, and the rendering of services directly or indirectly related;

II	the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or urban areas;

III	the import and export of agricultural and livestock-related products and inputs;

IV	the intermediation in real estate operations of any kind;

V	the participation in other companies as quotaholder or shareholder, and in commercial undertakings of any nature, in Brazil and/or abroad, directly or indirectly related to the objectives described herein; and

VI	the management of its own assets and those of third parties; and

VII	the storage and warehousing of agricultural products for third parties.

Article 4 – With the Company’s admission to the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, if any, are subject to the provisions of the B3 Novo Mercado Listing Regulations (“Novo Mercado Listing Regulations”).

Article 5 – The Company has an indefinite term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 6 – The Company’s capital stock, fully subscribed and paid-in, is of one billion, five hundred eighty-seven million, nine hundred eighty-seven thousand, six hundred sixty-five Brazilian Reais and seven cents (BRL 1,587,987,665.07), divided in one hundred two million, six hundred eighty-three thousand, four hundred forty-four (102,683,444) common shares, all nominative, book-entry and with no par value.

Article 7 – The Company is authorized to increase its capital stock up to the limit of Three billion Brazilian Reais (BRL 3,000,000,000.00), regardless of any changes of these Bylaws, pursuant to article 168 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”).

Paragraph 1 – Within the limits of authorized capital and by resolution of the Board of Directors, the Company may increase the capital stock by issuing shares, debentures convertible into shares and subscription warrants. The Board of Directors will stablish the conditions of the issue, including price and payment term.

Paragraph 2 – Within the limits of authorized capital and according to the plans approved by the General Shareholders’ Meeting, the Board of Directors may grant stock options or subscriptions of shares to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders.

Paragraph 3 – The issuance by the Company of beneficial interest is herewith prohibited.

Article 8 – The capital stock will be represented exclusively by common shares and each common share will correspond to the right to one vote in the resolutions of the General Shareholders’ Meeting.

Article 9 – At the Board of Directors’ discretion, preemptive rights may be excluded or reduced in the issuance of shares, debentures convertible into shares, and subscription warrants, whose placement is made through stock exchange or public subscription, or through an exchange for shares in a public offering for the acquisition of control, under the terms established by law, within the limit of authorized capital.

CHAPTER III

SHAREHOLDERS’ MEETING

Article 10 – The Shareholders’ will hold ordinary meetings every year and, extraordinary meetings, whenever convened pursuant to the terms of Corporation Law or these Bylaws.

Paragraph 1 – The resolutions of the General Shareholders’ Meeting are subject to an absolute majority of votes present, not counting blank votes, except in the special cases foreseen by law and these Bylaws.

Paragraph 2 – The General Shareholders’ Meeting can only resolve on matters of the agenda, pursuant to the respective call notice, subject to the exceptions set forth in the Corporation Law.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders shall present, preferably at least two (2) days in advance, the documents proving their identity, ownership of the shares of the Company and, as the case may be, their representation.

Paragraph 4 – The shareholder may be represented in the General Shareholders’ Meeting by an attorney-in-fact appointed less than one (1) year provided he/she is a shareholder, a manager of the Company, a lawyer, a financial institution or an investment fund manager that represents the joint owners.

Paragraph 5 – The resolutions of the General Shareholders’ Meeting must be drawn up as a summary of the facts occurred, briefly indicating the vote of the shareholders present, the blank votes and abstentions; and, by resolution of the shareholders representing the majority of the voting shares present at the meeting, the minutes shall be published with omission of signatures.

Article 11 – The General Shareholders’ Meeting shall be installed and chaired by the chairman of the Board of Directors or, in its absence, installed and chaired by other member of the Board of Directors, Board of Officers or shareholder appointed by writing by the chairman of the Board of Directors. The chairman of the General Shareholders’ Meeting may appoint up to two (2) secretaries.

Article 12 – In addition to the provisions established by applicable law, the General Shareholders’ Meeting shall have exclusive responsibility to convene upon the following matters:

I	elect and dismiss the members of the Board of Directors;

II	set the overall annual Compensation of the members of the Board of Directors and the Board of Officers, as well as that of the members of the Fiscal Council;

III	allocate share bonuses and decide on any grouping and splitting of shares;

IV	approve stock option or stock subscription plans for the managers and employees of the Company, as well as for the managers and employees of other companies that are directly or indirectly controlled by the Company;

V	resolve, according to the proposal presented by the management, on the Destination of the profit of the fiscal year and the distribution of dividends;

VI	elect the liquidator, as well as the Fiscal Council that must function within the liquidation period;

VII	resolve on the cancellation of the Company’s registration as a publicly held company with the CVM;

VIII	resolve on the issuance of shares, debentures convertible into shares and subscription warrants in an amount exceeding the authorized capital;

IX	resolve on the execution of transactions with related parties, the sale or contribution of assets to another company, in case the transaction exceeds fifty percent (50%) of the value of the total assets of the Company, as per the last approved balance sheet; and

X	file for bankruptcy, judicial or extrajudicial recovery, liquidation or dissolution of the Company.

Article 13 – The General Shareholders’ Meeting may also be convened to exempt a public tender offer (oferta pública para aquisição de ações or “PTO”) for delisting of Novo Mercado, which shall be convened on first call with the presence of shareholders representing at least two-thirds (2/3) of the Free Float. If said quorum is not reached, the General Shareholders’ Meeting may be convened on second call with the presence of shareholders representing any number of shares of the Free Float. The resolution concerning the exemption of the PTO must be approved by a majority of the votes of shareholders holding Free Float present at the General Shareholders’ Meeting, as provided for in the Novo Mercado Listing Regulation.

Sole Paragraph – For the purposes of these Bylaws, “Free Float” means all shares issued by the Company, Other than those held by the controlling shareholder, any related persons, managers of the Company and treasury stock.

CHAPTER IV

MANAGEMENT

Section I – Common provisions to the management bodies

Article 14 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The members of the Board of Directors and the Board of Directors will take office upon the (i) signature of the investiture term drawn up in the proper book, which will contemplate its subjection to the arbitration clause, provided for in Article 53 of these Bylaws; and (ii) compliance with the applicable legal requirements.

Paragraph 2 – The members of the Board of Directors and Board of Officers shall remain in their roles until the investiture of its replacements, except in case of otherwise resolved by the General Shareholders’ Meeting or by the Board of Directors, as the case may be.

Paragraph 3 – The roles of chairman of the Board of Directors and Chief Executive Officer (CEO) or main executive of the Company may not be accumulated by the same individual, except in the event of vacancy, pursuant to the terms of the Novo Mercado Listing Regulation.

Article 15 – The General Shareholders’ Meeting will set the annual global Compensation for distribution among the managers, and the Board of Directors will be responsible for distributing the amount individually, after considering the opinion of the Compensation Committee.

Article 16 – Any of the management bodies validly meets with the presence of the majority of its members and resolves by the vote of the Absolute majority of those present, except as provided in Article 22 of these Bylaws.

Sole Paragraph – Prior call notice shall be required for the meetings of the management bodies, pursuant to the terms of these Bylaws. Prior call for the meeting as a condition for its validity shall only be exempted if all its members are present. The member of the management body who can not attend the meeting in person or by any means, as provided for in these Bylaws, shall also be deemed present and may cast a vote, if he/she so wished, if he/she sends a written communication to the chairman of the respective body and/or to the secretary of the meeting, stating its vote instructions to be cast on his/her behalf at the meeting, in which case the vote may only be computed if is given under the terms of the written communication sent by the member in question.

Section II – Board of Directors

Article 17 – The Board of Directors shall be comprised by, at least five (5) and at most nine (9) members, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 – With regards to the Board of Directors, at least two (2) members or twenty percent (20%) of the Board of Directors, whichever is greater, must be independent directors, pursuant to the definition of the Novo Mercado Listing Regulation. The characterization of the nominees to the Board of Directors as independent directors must be decided by the General Shareholders’ Meeting that elects them.

Paragraph 2 – When a fractional number results from the percentage referred to in the above paragraph, it will be rounded up to the next whole number, according to the Novo Mercado Listing Regulation.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders must decide on the actual number of members that should comprise the Board of Directors.

Paragraph 4 – The Director must have an unblemished reputation, and may not be elected, unless exempted by the General Shareholders’ Meeting, anyone who (i) holds positions in companies that may be considered competitors of the Company; or (ii) represents conflicting interests with the Company.

Paragraph 5 – To better perform its functions, the Board of Directors will have the assistance of the Compensation Committee, the Executive Committee, the Audit Committee, and other committees that may be created by resolution of the Board of Directors itself. The Committees will always act with the intention of advising the Board of Directors, without any binding decision power over it. The Committees will be integrated by people appointed by the Board of Directors among the members of the management and/or other people linked directly or indirectly to the Company.

Paragraph 6 – The acting members of the Board of Directors will automatically be considered for reelection by joint proposal of the members of the Board of Directors. In case the cumulative voting procedure (voto múltiplo) has not been requested, the members of the Board of Directors shall decide by an absolute majority of those present at the meeting to propose the name of replacement candidates to replace any acting member of the Board of Directors who declines reelection, to the extent that such nomination is necessary to compose the slate of candidates for the positions on the Board of Directors, pursuant to Article 18 below. If the cumulative voting procedure has been requested, each acting member of the Board of Directors will be considered as a candidate for reelection to the Board of Directors and no replacement candidates will be nominated for the position of any acting member who declines reelection.

Paragraph 7 – If the Company receives a written request from shareholder wishing to request the adoption of cumulative voting procedure, pursuant to article 141, paragraph 1 of Corporation Law, the Company will disclose the receipt and the content of such request (i) immediately, by electronic means, to the CVM and to B3; and (ii) within two (2) days of receipt of the request, counting only days when the newspapers usually used by the Company are in circulation, by publishing a notice to shareholders.

Paragraph 8 – If any shareholder wishes to appoint one or more representatives to compose the Board of Directors who are not members in its most recent composition, such shareholder must notify the Company in writing, preferably five (5) days prior to the General Shareholders’ Meeting that will elect the members of the Board of Directors, containing the information of the candidates required by applicable regulation, including its name, qualifications and professional resume. If the appointment of one or more candidates to compose the Board of Directors is received, the Company will disclose the receipt and the content of the appointment, electronically, via notice to shareholders.

Article 18 – If the adoption of cumulative voting procedure has not been requested for the election of the members of the Board of Directors, the General Shareholders’ Meeting shall vote by means of plates previously registered with the presiding of the meeting and shall assure to shareholders holding, individually or in group, at least fifteen percent (15%) of the Company’s common shares, provided that such percentage may be reduced according to the understanding and/or regulation of CVM, the right to elect in a separate vote, a member to compose the Board of Directors. The presiding of the meeting shall not accept the registration of any plates in violation of the provisions of this Article.

Article 19 – The Board of Directors shall have one (1) chairman and one (1) vice chairman, who shall be elected by an absolute majority of votes of those present, at the meeting of the Board of Directors held after the investiture of such members, or whenever a resignation or vacancy occurs in those positions. The vice-chairman will exercise the chairman’s position in his absences, regardless of any formality. In the event of absence of both the chairman and the vice-chairman of the Board of Directors, the duties of the chairman will be performed by another member of the Board of Directors appointed by the chairman.

Sole Paragraph – The chairman or vice-chairman of the Board of Directors will convene and preside over the meetings of the Board of Directors and the General Shareholders’ Meeting, except in the cases of General Shareholders’ Meeting, in which he/she appoints in writing a member of the Board of Directors, Board of Officers or shareholder to preside over the meeting.

Article 20 – The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the chairman or by the majority of its members. The meetings of the Board of Directors may be held by conference call, videoconference or by any other means of communication that allows the identification of the member and simultaneous communication with all other individuals present at the meeting.

Paragraph 1 – Meetings will be called by written notice delivered to each member of the Board of Directors at least five (5) business days in advance, which must include the agenda, date, time, and place of the meeting.

Paragraph 2 – All resolutions taken by the Board of Directors will be recorded in the minutes drawn up in the Book of Minutes of the Board of Directors Meetings and signed by the directors present.

Article 21 – In addition to the provisions established by applicable law and by these Bylaws, the Board of Directors shall have exclusive responsibility to convene upon the following matters:

I	to give general guidelines on the Company’s business;

II	to elect and remove the Board of Officers;

III	to assign each member of the Board of Officers to its respective responsibilities, including the Investor Relations Officer, subject to the provisions of these Bylaws;

IV	to convene the General Shareholders’ Meeting, when deemed convenient, or pursuant to the rules or article 132 of Corporation Law;

V	to inspect the management of the members of the Board of Officers, examining, at any time, the Company’s books and records and requesting information about agreements executed or about to be executed and any other acts;

VI	to appoint and dismiss of the independent auditors, considering the recommendations of the Audit Committee or Fiscal Council, as applicable;

VII	to summon the independent auditors to provide necessary clarifications on any matter;

VIII	to appraise the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, and resolve on its submission to the General Shareholders’ Meeting;

IX	to approve the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution;

X	to manifest itself previously about any subject to be submitted to the General Shareholders’ Meeting;

XI	to authorize the issuance of shares, debentures convertible into shares and subscription bonuses of the Company, within the limits authorized in Article 7 of these Bylaws, establishing the conditions of issuance, including price and payment terms, also being entitled to exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made through sale on the stock exchange or by public subscription or in a PTO for acquisition of control, under the terms established by the applicable law, pursuant to Article 9;

XII	to resolve on the acquisition by the Company of shares of its own issuance, to be maintained in treasury and/or further retired or disposed;

XIII	to grant stock options or share subscription plans to the managers and employees of the Company, as well as to the managers and employees of other companies that are controlled directly or indirectly by the Company, without preemptive rights to the shareholders under the terms of the plans approved by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XIV	to establish the amount of profit sharing for the Officers and employees, after considering the opinion of the Compensation Committee;

XV	to distribute among the Officers, individually, a portion of the management’s overall annual compensation fixed by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XVI	to approve, after considering the opinion of the Compensation Committee, the execution of any agreement between the Company and each Officer that contemplates the payment of amounts, including the payment amounts as indemnification, due to: (i) the Officer’s voluntary or involuntary dismissal; (ii) change of control; (iii) any other event.

XVII	to issue simple debentures, not convertible into shares and without collateral;

XVIII	to grant any guarantees for third-party obligations;

XIX	to establish the competence of the Board of Officers to issue any credit instruments for funding, be they bonds, notes, commercial papers or other commonly used in the market, also deciding on the conditions for issuance and redemption, and may, int the case it defines, require the prior approval of the Board of Directors as a condition for validity of the act;

XX	to approve the hiring of a service rendering company for bookkeeping;

XXI	to dispose, pursuant to these Bylaws and the applicable law, about the agenda of its works and adopt or edit regimental rules for its operation;

XXII	to decide on the payment or credit of interest on equity to shareholder, under the terms of applicable law;

XXIII	to approve that the Board of Officers or any subsidiary of the Company sells or encumbers real estate properties and/or permanent asset; acquires real estate properties and/or permanent assets; and also, undertakes financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the amount of the transactions undertook exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00), within the period of one (1) year;

XXIV	to approve that the Board of Officers proceeds with the incurrence of indebtedness for borrowed money by the Company, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

XXV	to approve the release of financial statements and the distribution of interest on the shareholders equity (juros sobre o capital próprio) in periods equal to or less than six (6) months, to the account of profits (conta de lucros) verified in such financial statements, the retained earnings account (conta de lucros acumulados) or the profit reserves account (conta de reserva de lucros existentes) existing in the last annual or semiannual balance sheet, as provided for in these Bylaws and in the applicable legislation.

XXVI	to authorize the Board of Officers to implement the creation and suppression of subsidiaries of the Company and the participation of the Company in the capital stock of other companies in Brazil or abroad. Also, to authorize statutory modifications and corporate reorganizations in the subsidiaries, and the request for judicial or extrajudicial reorganization or bankruptcy of the Company or its subsidiaries.

XXVII	to authorize the Board of Officers to grant powers of attorney on behalf of the Company;

XXVIII	to approve internal regulations, when aplicable, and the following regulatory acts of the Company: (a) Code of Conduct (Código de conduta); (b) Compensation Policy (Política de remuneração); (c) Policy for the appointment and filing of positions on the Board of Directors, advisory committees and Board of Officers (Política de indicação e preenchimento de cargos de Conselho de Administração, comitês de assessoramento e Diretoria Estatutária); (d) Risk Management Policy (Política de Gerenciamento de Riscos); (e) Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas); and (f) Policy on Securities Exchange (Política de Negociação de Valores Mobiliários);

XXIX	to approve the budget of the internal audit team, and of the other advisory committees, if and when established;

XXX	to prepare and disclose a grounded opinion manifesting itself favorably or against any PTO that has as object the shares issued by the Company, disclosed within fifteen (15) days from the publication of the PTO notice, with regard to: (i) the convenience and opportunity of the PTO as to the interest of the Company and of the shareholders as a whole, including as to the price and the potential impacts on the liquidity of the securities held by them; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) the alternatives to the acceptance of the PTO available in the market, as well as the information required by the applicable rules established by the CVM; and

XXXI	to elect the members of the Audit Committee, Compensation Committee, Executive Committee and other non-statutory advisory committees, if any.

Paragraph 1 – The members of the Board of Directors who are also Officers shall abstain from voting on the matters provided for in items VIII, XIV e XV of this Article 21.

Paragraph 2 – The Company will not grant financing or guarantees to the members of the Board of Directors or its Officers, except under a stock option plan or under a long-term incentive stock plan.

Article 22 – The approval of the qualified majority of two-thirds of the members of the Board of Directors is required to resolve on the matters listed below, except for the one listed on item VI, for which the approval of the qualified majority of three-fourths of the members of the Board of Directors is required:

I	proposal for redemption, repurchase or amortization of shares;

II	proposal for creation or issuance of subscription warrants or other securities convertible into Company’s shares;

III	proposal of merger (incorporação) of the Company into another Company, merger (incorporação) of another company the Company; merger of shares (incorporação de ações) involving the Company, amalgamation (fusão) or spin-off (cisão);

IV	proposal for winding-up, liquidation or extinction of the Company, or suspension of the condition of liquidation of the Company;

V	proposal for participation of the Company in a group of companies; and

VI	proposal for change in the corporate purpose of the Company.

Section III – Compensation Committee

Article 23 – The Compensation Committee will consist of three (3) members, appointed and dismissible by the Board of Directors. The members will be appointed from among the members of the Board of Directors, who must be independent in relation to the members of the Board of Officers and may not be Officers, spouses of Officers or relatives to the third degree of Officers. The Compensation Committee will exercise advisory functions according to its internal regulation and will also assist the Board of Directors to establish the terms of compensation and other benefits and payments to be received for any reason from the Company by the Officers and Directors. The Compensation Committee shall be responsible for:

I	submit to the Board of Directors a proposal for distribution of the annual global compensation among the Officers and members of the Board of Directors;

II	opine about the granting of stock options or share subscriptions to the managers and/or employees of the Company;

III	opine upon the participation of the Officers and employees of the Company in the profits; and

IV	opine about any agreement to be entered into between the Company and any Officer that contemplates the payment of amounts due to the voluntary or involuntary dismissal of any Officer, change of control or any other similar event, including the payment of amounts as indemnification.

Section IV – Executive Committee

Article 24 – The Board of Directors will appoint, from among its members, three (3) members of the Board of Directors to compose the Executive Committee. The Executive Committee will exercise consulting functions in accordance with its internal regulation and will assist the Board of Directors in its function as a supervisory body, opining and/or periodically reviewing certain strategic and/or financial matters of the Company. The Executive Committee is responsible for:

I	opine upon:

a.	the business plans of the Company;

b.	the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution; and

c.	any capital investment or disinvestment in amount exceeding ten million Brazilian Reais (BRL 10,000,000,00).

II	periodically revise the financial requirements for transactions exceeding ten million Brazilian Reais (BRL 10,000,000,00).

Section V – Board of Officers

Article 25 – The Board of Officers, whose members shall be elected and dismissible at any time by the Board of Directors, shall consist of two (2) to six (6) Officers, one of them being the Chief Executive Officer and the others with no specific designation, all with a term of office of one (1) year, reelection being allowed. The Board of Directors will appoint one of the Officers of the Company for the position of Investor Relations Officer.

Paragraph 1 –The election of the Board of Officers shall occur up to five (5) business days after the General Shareholders’ Meeting, and the investiture of those elected may coincide with the expiration of the term of office of their predecessors.

Paragraph 2 – In his absences, the Chief Executive Officer will be replaced by another Officer chosen by the Chief Executive Officer. In the event of a vacancy of the position of Chief Executive Officer, if there is no previously designated successor, his or her replacement will be chosen by resolution of the Board of Directors in a meeting to be called immediately by the chairman of the Board of Directors.

Paragraph 3 – The other Officers will be replaced, in cases of absence, by another Officer, chosen by the Chief Executive Officer. In the event of a vacancy in the position of Officer, the interim replacement will be chosen by the Chief Executive Officer and will take over the position of Officer until the first subsequent meeting of the Board of Directors, which will appoint a replacement for the remainder of the term of office.

Paragraph 4 – The Investor Relations Officer shall monitor the fulfillment of the obligations set forth in Article 44 of these Bylaws by shareholders of the Company and shall report to the General Shareholders’ Meeting and to the Board of Directors, when requested, his conclusions, reports and diligences.

Paragraph 5 – The Officers with no specific designation are responsible for assisting and helping the Chief Executive Officer in the management of the Company’s business and for performing the activities related to the functions that have been assigned to them by the Board of Directors.

Article 26 – The Board of Directors have all powers to perform the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, however special they may be, including the power to sell and encumber permanent assets, waive rights, compromise and agree, in compliance with the relevant legal or statutory provisions. It is responsible for managing the Company’s business, in special:

I	comply and enforce these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

II	decide upon the opening, closure and change of addresses of branches, agencies, warehouses, offices and any other establishments of the Company, in Brazil or abroad;

III	submit, annually, to the appreciation of the Board of Directors, the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, as well as the proposal for the allocation of profits from the previous year;

IV	elaborate and propose to the Board of Directors the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs;

V	approve the creation and withdrawal of subsidiaries and the participation of the Company in the capital stock of other companies, in Brazil or abroad, considering the previous manifestation of the Board of Directors;

VI	approve the sale or encumbrance of real estate properties and/or permanent assets; the acquisition of real estate properties and/or permanent assets; and, also, the assumption of financial commitments associated with projects in which the Company intends to invest, provided that the Board of Directors have approved such transactions, whenever the amount exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VII	the incurrence of indebtedness for borrowed money by the Company, provided that the Board of Directors have approved such transaction, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VIII	encumber real estate assets, assign proper rights or grant proper rights in loan guarantees; and

IX	decide on any matter that is note of exclusive competence of the General Shareholders’ Meeting or the Board of Directors.

Article 27 – The Chief Executive Officer is responsible for coordinating the activities of the other Officers and for guiding the implementation of activities related to the Company’s general planning:

I	convene the Board of Officers meeting, in writing, at least five (5) business days in advance, and preside over them;

II	maintain the members of the Board of Directors informed on any activities of the Company and the progress of its operations;

III	propose, without exclusive initiative, to the Board of Directors, the role assignment to each Officer at the time of their respective election;

IV	exercise other functions that may be assigned to it by the Board of Directors;

V	appoint the replacement of the other Officers in cases of absence; and

VI	appoint the interim replacement of the other Officers in cases of vacancy, pursuant to Article 25 of these Bylaws.

Article 28 – As a general rule, and except for the cases dealt with in the subsequent Paragraphs, the Company will be represented by two (2) members of the Board of Officers, or by one (1) member of the Board of Officers together with one (1) attorney-in-fact, or by two (2) attorneys-in-fact, within the limits of their respective terms of office.

Paragraph 1 – The acts for which these Bylaws require prior authorization from the Board of Directors can only be performed if this condition is met.

Paragraph 2 – The Company may be represented by only one (1) Director or one (1) attorney-in-fact in the following cases:

a.	when the act to be practiced requires singular representation, it will be represented by any Officer or attorney-in-fact with special powers;

b.	when it comes to hiring service providers or employees; and

c.	when it comes to receiving and settling amounts due to the Company, issuing and negotiating, including endorsing and discounting bills related to its sales, as well as in the cases of correspondence that does not create obligations for the Company and the practice of simple routine administrative acts, including those practiced before government departments, mixed economy companies (Sociedades de Economia Mista), the Federal Revenue Service (Secretaria da Receita Federal), State Treasury Offices (Secretaria das Fazendas Estaduais), Municipal Treasury Offices (Secretaria das Fazendas Municipais), Commercial registries (Juntas comerciais), all judicial offices, in any instance, National Institute of Social Security (Instituto Nacional do Seguro Social – INSS), Unenployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) and their collecting banks, and others of an identical nature.

Paragraph 3 – The Board of Directors may authorize the practice of other acts binding the Company by only one of the members of the Board of Officers or an attorney-in-fact, or further, by adopting criteria of limited competence, which restrict, in certain cases, the representation of the Company to a single Officer or one attorney-in-fact.

Paragraph 4 – In the appointment of attorneys, the Company may observe the following:

a.	all powers of attorney shall be granted by the Chief Executive Officer, or his designee, jointly with any other Officer;

b.	the granting of any power of attorney will be subject to the prior approval of the Board of Directors; and

c.	all powers of attorneys must specify the extent of the powers granted, as well as its term, except in cases of ad judicia powers of attorney, which can be granted for an indefinite term.

Paragraph 5 – The Company may not be represented exclusively by attorneys-in-fact in the sale of real estate properties, assignment of real rights, or the granting of real rights for guarantee of loans, only if jointly with an Officer of the Company.

Paragraph 6 – Acts performed in violation of the provisions of this Article shall not be valid, nor shall they bind the Company.

CHAPTER V

FISCAL COUNCIL

Article 29 – The Fiscal Council will operate on a permanent basis, always complying with the provisions set forth in the applicable law, in these Bylaws, and in the internal rules of the Fiscal Council.

Sole Paragraph – The remuneration of the members of the Fiscal Council will be set by the Ordinary General Shareholders’ Meeting that elects them, pursuant to paragraph 3 of article 162 of Corporation Law.

Article 30 – The Fiscal Council shall be comprised of three (3) to five (5) effective members and an equal number of alternates, whether shareholders or not, elected and dismissible at any time by the General Shareholders’ Meeting. In case the Company has a controlling shareholder or a group of controlling shareholders, the provisions of paragraph 4 of article 161 of Corporation Law shall apply.

Paragraph 1 – Shareholders who do not hold Material Equity Interest in the Company will be assured the right to elect, in a separate vote, one (1) effective member to the Fiscal Council and its respective alternate.

Paragraph 2 – The members of the Fiscal Council will have a unified term of office of one (1) year, reelection being allowed.

Paragraph 3 – At its first meeting, the members of the Fiscal Council will elect its chairman.

Paragraph 4 – The investiture of the members of the Fiscal Council will be conditioned to the prior signature of the term of investiture, which will contain their subjection to the arbitration clause set forth in Article 53 of these Bylaws, as well as the compliance with the applicable legal requirements.

Article 31 – The Fiscal Council will meet, in accordance with the applicable law, whenever necessary and will analyze, at least quarterly, the financial statements and financial information.

Paragraph 1 – Regardless of any formalities, a meeting will be considered regularly called when all members of the Fiscal Council attend it.

Paragraph 2 – The Fiscal Council resolves by an absolute majority of votes, with the majority of its members present.

Paragraph 3 – The Fiscal Council members can be replaced, in their absences and impediments, by their respective substitutes.

Article 32 – In the event of a vacancy in the position of Fiscal Council member, the respective substitute will take his place; if there is no substitute, the General Shareholders’ Meeting will be called to proceed with the election of a member for the vacant position.

CHAPTER VI

AUDIT COMMITTEE

Article 33 – The Audit Committee is a collective advisory body directly linked to the Board of Directors, which exercises its functions in accordance with the provisions of these Bylaws, its internal regulations, and the applicable CVM and B3 regulations.

Article 34 – The Audit Committee shall operate on a permanent basis and shall be composed of three (3) members, with a term of office of two (2) years, reelection being allowed, appointed and dismissed by the Board of Directors, and shall observe the following requirements: (i) at least one (1) of the members of the Audit Committee shall also be member of the Board of Directors, (ii) at least one (1) of the members of the Audit Committee shall not be member of the Board of Directors; (iii) at least one member of the Audit Committee (1) shall have recognized experience in corporate accounting matters, and (iv) the majority of the Audit Committee shall be comprised by independent members, as defined by CVM Resolution No. 23, of February 25, 2021 (“CVM Resolution 23”), or the regulation that replaces it. Having exercised a term of office for any period and not being reelected, the members of the Audit Committee may only rejoin such body after at least 3 (three) years have elapsed from the end of the term of office. Nevertheless, the members of the Audit Committee cannot remain in their positions for more than 10 (ten) years.

Paragraph 1 – Officers of the Company, controlled companies, controlling shareholders, affiliates or companies under common control are not allowed to participate as members of the Audit Committee.

Paragraph 2 – The same member of the Audit Committee may accumulate both characteristics set forth in the main section.

Paragraph 3 – The members of the Audit Committee must meet the requirements set forth in article 147 of Corporation Law.

Paragraph 4 – The Audit Committee will be coordinated by a coordinator appointed upon the appointment of the members of the Audit Committee.

Paragraph 5 – The Audit Committee will have its own budget approved by the Board of Directors, destined to cover expenses with its functioning and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent specialist is required.

Paragraph 6 – The Audit Committee should meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before it is disclosed.

Paragraph 7 – The provisions of article 22, paragraph 3 of the Novo Mercado Listing Regulation must be observed.

Article 35 – The Audit Committee shall have responsibility to convene upon the following matters, among others:

I	issue an opinion on the engagement or dismissal of independent outside auditors or any other service;

II	oversee the activities of the independent auditors, to evaluate (a) their independence; (b) the quality of the services provided; and (c) the suitability of the services provided, pursuant to the needs of the Company;

III	assess and monitor the quality and integrity of the quarterly information, interim statements, and financial statements;

IV	monitor and supervise the activities of the Company’s internal audit and internal controls team;

V	supervise the activities of the team responsible for the preparation of the financial statements;

VI	monitor the quality and integrity of: (a) the internal control mechanisms; and (b) the information and measurements disclosed based on adjusted accounting data, and non-accounting data, which may add not foreseen elements in the usual financial statement reporting structure;

VII	assess and monitor the risk exposures of the Company, including requiring detailed information from policies and procedures related to: (a) management compensation; (b) use of assets of the Company; and (c) expenses incurred on behalf of the Company;

VIII	appraise, monitor and recommend to the management the correction or improvement of the internal policies of the Company, including the Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas), in compliance with the provisions of article 31-D, item V, of CVM Resolution No. 23, or the regulations that may alter it; and

IX	prepare an annual summary report to be presented jointly with the financial statements, containing a description of: (a) the meetings held, their activities, the main issues discussed, the results and conclusions reached, and the recommendations made; and (b) any situations in which there is significant disagreement between the management of the Company, independent auditors, and the Audit Committee regarding the financial statements of the Company.

Paragraph 1 – The Audit Committee must have the means to receive and handle information, including confidential information, internal and external to the Company about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, with provision for specific procedures to protect the provider and the confidentiality of the information.

Paragraph 2 – The internal regulation of the Audit Committee will contain a forecast of its functions, as well as its operational procedures.

CHAPTER VII

ALLOCATION OF PROFITS

Article 36 – The fiscal year begins on July 1 and ends on June 30 of each year.

Sole Paragraph – At the end of each fiscal year, the Board of Officers will cause the financial statements of the Company to be prepared, in compliance with the relevant legal provisions.

Article 37 – Together with the financial statements for each year, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal for the allocation of the annual net income (lucro líquido anual), calculated after deducting the participations referred to in article 190 of the Corporation Law and in Paragraph 2 of this Article, adjusted for purposes of calculating dividends, pursuant to article 202 of Corporation Law, observing the following order of deduction:

a.	a minimum of five percent (5%) of the annual net income shall be retained as legal reserve (reserva legal) until it reaches the percentage of at least twenty percent (20%) of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserve (reserva de capital) exceeds thirty percent (30%) of the capital stock, the allocation of a portion of the net income of the year in the legal reserve shall not be mandatory;

b.	the portion necessary for the payment of a mandatory dividend shall not be lower, each year, than twenty-five percent (25%) of the adjusted net income (lucro líquido ajustado), pursuant to article 202 of Corporation Law; and

c.	the remaining part of the adjusted net income shall be destined to the Investment and Expansion Reserve (Reserva para Investimento e Expansão), based or not on a capital budget approved by the General Shareholders’ Meeting, pursuant to article 196 of Corporation Law. The amounts registered in this reserve may be used as ballast for the acquisition by the Company of shares of its own issuance, under the terms of share buyback programs approved by the Board of Directors.

Paragraph 1 – The balance of profit reserves, except for unrealized profit reserves and reserves for contingencies, cannot exceed the capital stock of the Company. Once this maximum limit is reached, the General Shareholders’ Meeting may decide on the application of the surplus in the payment of the capital stock, the increase of the capital stock or even on the distribution of dividends.

Paragraph 2 – The General Shareholders’ Meeting may assign to the members of the Board of Directors and the Board of Officers a share in the profits of the Company, after deducting the accumulated losses and the provision for income tax and social contribution, pursuant to applicable law.

Article 38 – By proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Shareholders’ Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the equity of the latter, in compliance with the applicable legislation. Any amounts thus disbursed may be charged to the amount of the mandatory dividend provided for in these Bylaws.

Paragraph 1 – If interest is credited to shareholders during the fiscal year, the shareholders will be offset against the dividends to which they are entitled and will be assured of payment of any remaining balance. Should the amount of the dividends be less than the amount credited to them, the Company may not charge the excess balance to the shareholders.

Paragraph 2 – The effective payment of interest on capital (juros sobre o capital próprio), having been credited during the fiscal year, will be made by resolution of the Board of Directors in the same or the next fiscal year, but no later than the dividend payment dates.

Article 39 – The Company may draw up balance sheets on a half-yearly basis or at shorter periods, and may declare upon resolution of the Board of Directors:

a.	intercalary dividends (dividendos intercalares) or interest on capital to the retained earnings account, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached), provided that the total amount of dividends and interest on capital paid in each semester of the fiscal year does not exceed the amount of the capital reserve; and

b.	interim dividends or interest on capital based on the balance of the profit reserves, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached).

Article 40 – The General Shareholders’ Meeting may resolve on the capitalization of the profit or capital reserve, including those established in interim balance sheets, pursuant to the applicable law.

Article 41 – Dividends not received or claimed shall prescribe within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

CHAPTER VIII

SALE OF SHAREHOLDING CONTROL

Article 42 – For the purposes of this Chapter, the following capitalized terms shall have the following meanings:

a.	“Acquirer of Material Shareholding” means any individual, including, without any limitation, any legal or natural person, legal entities, investment funds, condominium, securities portfolio, universality of rights or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders that acquire shares of the Company, pursuant to Article 44 of these Bylaws.

b.	“Group of Shareholders” means the group of people (i) bounded by agreements or agreements on voting rights of any nature, directly or by means of controlled companies, controlling companies or companies under common control; (ii) between which there is a control relationship; or (iii) under common control.

c.	“Material Shareholding” means the ownership of shares issued by the Company, in the amount equal to or greater than twenty percent (20%).

Article 43 – The direct or indirect sale of the control of the Company, whether by means of a single transaction or successive transactions, must be contracted under the condition that the acquirer of control undertakes to hold a PTO for the shares of all other shareholders and holders of securities convertible into shares, pursuant to the conditions and deadlines provided for in the regulations in force and in the Novo Mercado Listing Regulation, so as to ensure them equal treatment with the seller of the control.

Sole Paragraph – If the acquisition of control also subjects the acquirer of control to hold the PTO required by Article 44 of these Bylaws, the acquisition price of PTO shall be the highest between the prices determined pursuant to this Article 43 and Article 44, Paragraph 2 of these Bylaws.

Article 44 – Any Acquirer of Material Shareholding who acquirers or becomes holder of shares issued by the Company, in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall within a maximum of sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of the shares in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO of all shares issued by the Company, pursuant to the provisions of the applicable CVM regulations, notably CVM Resolution No. 85, of March 31, 2022 (“CVM Resolution 85”), the regulations of B3 and the terms of these Articles, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 1 – The PTO shall be (i) addressed instinctively to all shareholders of the Company; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph 2 below; and (iv) paid in cash, in national currency, against the acquisition in the PTO of shares issue by the Company.

Paragraph 2 – The acquisition price of each share issued by the Company in the PTO may not be lower than the highest value between (i) the economic value determined in an appraisal report; (ii) one hundred and fifty-percent (150%) of the issuance price of the shares in the most recent capital increase carried out through public distribution occurred in the period of twenty-four (24) months that precedes the date in which it becomes mandatory to carry out the PTO pursuant this Paragraph 2, duly restated at the positive variation of the Extended Consumer Price Index – IPCA until the payment; and (iii) one hundred and fifty-percent (150%) of the weighted average of the average share price reached by the shares issued by the Company during the period of ninety (90) trading days prior to the holding of the PTO on the stock market on which there is the highest volume of trading of shares issued by the Company.

Paragraph 3 – The holding of a PTO mentioned on main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, formulating a competing PTO, under the terms of the applicable regulation.

Paragraph 4 – The Acquirer of Material Shareholding shall be obliged to comply with any demands, request or requirements made by CVM, formulated based on the applicable legislation related to PTO, within the maximum terms prescribed in the applicable regulation.

Paragraph 5 – In the event the Acquirer of Material Shareholding does not comply with the obligations imposed by this Article, including the ones concerning with the deadlines regarding the holding of the PTO, the Board of Directors of the Company shall convene a General Shareholders’ Meeting, in which the Acquirer of Material Shareholding will not be allowed to vote, to resolve on the suspension of the exercise of the rights of the Acquirer of Material Shareholding, who has not complied with its obligations imposed by this Article and pursuant to article 120 of Corporation Law, without prejudice to the liability of the Acquirer of Material Shareholding for losses and damages caused to the other shareholders as a result of the noncompliance with the obligations imposed by this Article.

Paragraph 6 – Any Acquirer of Material Shareholding who acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall also be obliged within a maximum sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of such rights over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO under the terms described in this Article, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 7 – The obligations set forth in article 254-A of Corporation Law and Article 43 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 and of this Bylaws.

Paragraph 8 – The provisions of this Article shall not apply in the event of person becoming the holder of shares issued by the Company in an amount exceeding twenty percent (20%) of the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder sells the excess shares within sixty (60) days from the material event; (ii) corporate reorganization within the Company’s economic group, including, without limitation, the assignment and/or transfer of shares issued by the Company between controlled companies and controlling companies or companies under common control; (iii) merger of a company by the Company or the merger of the shares of another company by the Company; or (iv) subscription of shares of the Company, carried out in a single primary issuance, approved at a General Shareholders’ Meeting of the Company, called by the Board of Directors and whose capital increase proposal has determined the price of issuance of the shares based on the economic value obtained from an economic and financial valuation report of the Company conducted by a specialized company with proven experience in the valuation of publicly-held companies.

Paragraph 9 – For the purpose of calculating the percentage of twenty percent (20%) of the total shares issued by the Company described in the main section of this Article, involuntary shareholding increases resulting from the cancellation of treasury shares or the reduction of the capital stock of the Company with the cancellation of shares shall not be computed.

Paragraph 10 – Should CVM regulation applicable to the PTO set forth in this Article determine the adoption of a calculation criteria for determining the acquisition price for the shares of the Company that results in an acquisition price higher than the one determined pursuant to Paragraph 2 of this Article, said acquisition price calculated pursuant to CVM regulation shall prevail in the execution of the PTO set forth in this Article.

Paragraph 11 – Any amendment that restricts the right of the shareholders to hold a PTO, as provided for in this Article, or the exclusion of this Article shall oblige the shareholders who voted in favor of such amendment or exclusion in the resolution at the General Shareholders’ Meeting to hold the referred PTO provided for in this Article.

Article 45 – The costs of preparing the required appraisal report shall be borne in full by those responsible for holding the PTO for the acquisition of the shares, as the case may be.

Article 46 – A single PTO may be carried out aiming more than one of the purposes set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM, as long as it is possible to make the procedures of all PTO modalities compatible, there is no prejudice to the addressees of the offer, and the authorization of CVM is obtained when required by the applicable legislation.

Article 47 – The Company or the shareholders responsible for conducting the PTO set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM may ensure its execution through any shareholder, third-party and, as the case may be, by the Company itself. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out the PTO until it is concluded in compliance with the applicable rules.

Article 48 – In the event of the filing of any PTO referred to in this Chapter, all shares eventually resulting from the exercise of subscription warrants issued by the Company shall be included as an object, pursuant to article 15 of CVM Resolution 85, and the Company shall ensure to the holders of the referred subscription warrants the right to subscribe and receive the shares object of subscription warrants within ten (10) business days after the communication to this effect.

CHAPTER IX

DESLISTING FROM THE NOVO MERCADO

Article 49 – The delisting of the Company from Novo Mercado may occur, pursuant to Article 50 and Article 51 below, due to:

I	decision by the controlling shareholder or the Company;

II	failure to discharge the obligations of the Novo Mercado Listing Regulation; and

III	cancellation of the Company’s CVM registration as a public company or of its CVM category conversion, in which case the provisions of the aplicable laws must be observed.

Article 50 – Voluntary delisting from Novo Mercado only will be granted by B3 if it is preceded by a PTO that follows the procedures required by CVM Resolution 85 for cancellation of registration as a public company and by the Novo Mercado Listing Regulation.

Sole Paragraph – Voluntary delisting from Novo Mercado may occur regardless of whether the PTO is held if a waiver is approved by a General Shareholders’ Meeting, pursuant to the terms and conditions of Article 13 above.

Article 51 – Application of the sanction of compulsory delisting from Novo Mercado depends on the holding of a PTO with the same characteristics as the PTO arising from voluntary delisting from Novo Mercado, pursuant to Article 50 above.

Sole Paragraph – If the percentage of one third (1/3) of the Free Float for delisting from Novo Mercado is not reached after the PTO is held, trading in the shares of the Company on the segment may continue for six (6) months after the PTO without prejudice to the application of a monetary penalty.

CHAPTER X

CORPORATE RESTRUCTURING

Article 52 – In the event of a corporate reorganization involving transfer of the shareholder base of the Company, the resulting companies must apply for listing on Novo Mercado within one hundred and twenty (120) days of the date of the General Shareholders’ Meeting that approves the reorganization.

Sole Paragraph – If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the shareholders of the Company holding Free Float shares and present at the General Shareholders’ Meeting.

CHAPTER XI

ARBITRAL TRIBUNAL

Article 53 – The Company, its shareholders, managers, members of the Fiscal Council, effective and/or alternates, if any, undertake to seek arbitration by the Market Arbitration Chamber of Novo Mercado, and to abide by its rules in order to resolve any dispute that may arise relating to their status as issuer, shareholder, management and Fiscal Council members, especially in light of the provisions of Law No. 6.385, of December 7, 1976, as amended, Corporation Law, these Bylaws, the rules issued by the National Monetary Council (CMN), the Central Bank of Brazil (BCB) and by the CVM, as well as other rules applicable to the securities market in general, the rules applicable to the Novo Mercado Listing Regulation and other regulation established by B3 and the Novo Mercado participation agreement.

CHAPTER XII

COMPANY’S LIQUIDATION

Article 54 – The Company will go into liquidation in the cases determined by law, and the General Shareholders’ Meeting will be responsible for electing the liquidator or liquidators, as well as the Fiscal Council that must operate during this period, in compliance with the legal formalities.

CHAPTER XIII

GENERAL AND TRANSITORY PROVISIONS

Article 55 – Silent cases and unforeseen events not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and regulated in accordance with the provisions of the Corporation Law and the Novo Mercado Listing Regulation.

Article 56 – The Company is strictly prohibited from granting financing or guarantees of any kind to third parties, in any way, for activities other than the corporate interests.

Article 57 – The provisions of Article 44 of these Bylaws do not apply to the Founding Shareholders and their successors, applying exclusively to those investors who acquire shares and become a shareholder of the Company after the effective date of the adhesion and listing of the Company on the Novo Mercado.

Paragraph 1 – For purpose of clarity, the rights set forth in the main section of this Article shall not be transferred in any case to third parties who acquire shares issued by the Company that are currently held by the Founding Shareholders or their successors.

Paragraph 2 – For purpose of this Article, “Founding Shareholders” means the shareholders of the Company who held Material Shareholding, by the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26, 2005, under number RJ/2005 – 07556 (Commencement Announcement).

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO